Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BASS PRO GROUP, LLC,

PRAIRIE MERGER SUB, INC.

and

CABELA’S INCORPORATED

Dated as of October 3, 2016

ARTICLE I

THE MERGER

i

ii

Annex I	Defined Terms
Exhibit A	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Voting Agreement

iii

AGREEMENT AND PLAN OF MERGER, dated as of October 3, 2016 (this “Agreement”), is made by and among Bass Pro Group, LLC, a Delaware limited liability company (“Parent”), Prairie Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and Cabela’s Incorporated, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, the respective boards of directors (or similar governing bodies) of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each issued and outstanding share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Dissenting Shares and shares of Company Common Stock owned of record by Parent, Sub, the Company or any of their respective Subsidiaries, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors (or similar governing body) of each of the Company, Parent and Sub have (a) determined that this Agreement and the Merger are advisable and in the best interests of such person and its equity holders, (b) adopted this Agreement and (c) in the case of the Company and Sub, recommended that its equityholders adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of the Equity Financing Sources (as defined below) has delivered an Equity Commitment Letter (as defined below) to the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Sub to enter into this Agreement, certain individuals are entering into a voting agreement with Parent, substantially in the form of Exhibit B (the “Voting Agreements”); and

WHEREAS, each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Sub shall be merged with and into the Company, whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with the DGCL, as a wholly owned Subsidiary of Parent.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place (a) at 10:00 a.m. (central time) on the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions) at the offices of Sidley Austin LLP, One South Dearborn, Chicago, Illinois 60603; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing), the Closing shall occur on the earlier to occur of (i) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (ii) the third (3rd) Business Day immediately following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”) (subject, in each case, to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions) as of the date determined pursuant to this proviso) or (b) another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date.” Immediately prior to the Closing (and in any event prior to the effecting of the transactions contemplated by Section 6.01(b)), Parent and Sub shall deliver to the Company an irrecovable written confirmation that immediately following the satisfaction of (x) the condition set forth in Section 6.01(b), and subject only to the satisfaction of such condition, (y) the condition set forth in Section 6.01(d) and (z) the conditions that by their terms are to be satisfied at the Closing, Parent and Sub shall consummate the Merger.

Section 1.03 Effective Time. Concurrently with the Closing, the Company shall file a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

Section 1.04 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time (i) the amended and restated certificate of incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated as set forth in Exhibit A until, subject to Section 5.09, thereafter amended in accordance with applicable Law and the applicable provisions of the amended and restated certificate of incorporation and the amended and restated bylaws of the Surviving Corporation, and (ii) the parties hereto shall, subject to Section 5.09, cause the bylaws of Sub, as in effect immediately prior to the Effective Time, to be the bylaws of the Surviving Corporation (except that references to the name of Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter amended in accordance with applicable Law and the applicable provisions of the amended and restated certificate of incorporation and the amended and restated bylaws of the Surviving Corporation.

(b) Directors. The parties hereto shall take all necessary action such that the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Sub immediately prior to the Effective Time, each to hold office in accordance with the amended and restated certificate of incorporation and the amended and restated bylaws of the Surviving Corporation.

(c) Officers. The parties hereto shall take all necessary action such that, from and after the Effective Time, the officers of Sub at the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the amended and restated certificate of incorporation and the amended and restated bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any capital stock of the Company or Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares, shall automatically be converted into the right to receive $65.50 in cash, without interest and subject to Section 2.05 (the “Merger Consideration”), and all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate that formerly represented any of the Shares (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) (in each case, other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary and all Shares owned of record by Parent, Sub or any of their respective Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.01(b) shall be deemed to permit or authorize the Company to effect any such reclassification, stock split, recapitalization, split-up, combination, exchange of shares, readjustment, other similar transaction, stock dividend or stock distribution that is not otherwise authorized or permitted to be undertaken pursuant to this Agreement.

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall deposit with a U.S.-based nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds equal to the Aggregate Merger Consideration (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.01(a)(i) (including if any Dissenting Shares cease to be Dissenting Shares), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Article II; provided that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent, for the benefit of the holders of Shares, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent for payment of the Aggregate Merger Consideration. Any interest or income produced by such investments will be payable to Sub or Parent, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of Company Common Stock and to make payments from the Exchange Fund in accordance with Section 2.02(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.02(b), except as expressly provided for in this Agreement.

(b) Payment Procedures.

(i) Certificates. As promptly as practicable after the Effective Time and in any event not later than the fifth (5th) Business Day thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent and the Company may agree; and (B) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of any Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, if applicable, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, and such other customary documents and instruments as may be reasonably requested by the Paying Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the portion of the Aggregate Merger Consideration into which the Shares formerly represented by such Certificates were converted pursuant to Section 2.01(a)(i), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the person requesting such payment shall either pay to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes either have been paid or are not required to be paid.

(ii) Book-Entry Shares. Any holder of Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II (or such other amount paid in respect of Dissenting Shares pursuant to Section 2.04). In lieu thereof, each such registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and the Surviving Corporation shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event more than five (5) Business Days thereafter), the Merger Consideration for each Book-Entry Share and such Book-Entry Share shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.

(iii) No interest shall be paid or accrue on any portion of the Merger Consideration payable in respect of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the six-month anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to or claimed by holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable in respect of their Shares in accordance with the procedures set forth in Section 2.02(b), without interest and subject to Section 2.05. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration properly delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law. If any portion of the Merger Consideration that would otherwise escheat to or become the property of any Governmental Entity such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent and Parent) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Merger Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that the Paying Agent or Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

Section 2.03 Treatment of Company Options and Equity Plans.

(a) Treatment of Company Options. Prior to the Effective Time, the Company’s board of directors (or the appropriate committee thereof) shall adopt all necessary resolutions to provide that, immediately prior to the Effective Time, each option to purchase Shares granted under a Company Stock Plan (the “Company Options”) that is outstanding immediately prior to the Effective Time shall be fully vested and cancelled by virtue of the Merger and without any action on the part of the holder thereof and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares subject to such cancelled Company Option, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such cancelled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that (1) any such Company Option with respect to which the exercise price per Share subject thereto is equal or greater than the Merger Consideration shall be cancelled in exchange for no consideration and (2) such Option Payments shall be reduced by the amount of any required Tax withholdings as provided in Section 2.05. From and after the Effective Time, no Company Option shall be outstanding or exercisable, and each Company Option holder shall be entitled only to the payment provided for in this Section 2.03(a).

(b) Treatment of Restricted Stock Units. Prior to the Effective Time, the Company’s board of directors (or the appropriate committee thereof) shall adopt all necessary resolutions to provide that, immediately prior to the Effective Time, each award of restricted stock units (“RSUs”) with respect to Shares granted pursuant to a Company Stock Plan (each, an “RSU Award”) that is outstanding immediately prior to the Effective Time (i) shall be fully vested, (ii) any performance conditions applicable to such RSU Award shall be deemed satisfied in full and (iii) shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof and, in exchange therefor, each holder of any such cancelled RSU Award shall be entitled to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, a payment in cash of an amount equal to the product of (A) the number of RSUs subject to such RSU Award, multiplied by (B) the Merger Consideration, without interest (less any required Tax withholdings as provided in Section 2.05).

(c) Termination of Company Stock Plans. As of the Effective Time, all Company Stock Plans shall terminate, and, except as provided in this Section 2.03, no further rights with respect to Shares, Company Options, RSUs or RSU Awards shall be granted or remain outstanding or in effect thereunder, and the Company shall have taken all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any person pursuant to or in settlement of awards under the Company Stock Plans.

(d) Treatment of Company Stock Purchase Plan. The Company and the Company’s board of directors (or appropriate committee thereof) shall take all necessary actions, including adopting all necessary resolutions or amendments, to provide that (i) no Shares may be purchased under the Company Stock Purchase Plan with respect to offering periods beginning on or after the date of this Agreement, (ii) as of immediately prior to the Effective Time, the Company Stock Purchase Plan shall terminate, (iii) if the Effective Time occurs prior to the last day of the offering period in effect as of the date of this Agreement, such offering period shall end not later than the trading day that is seven (7) Business Days prior to the Closing Date, at which time the cash amounts accumulated in each account under the Company Stock Purchase Plan shall be used to purchase Shares, and (iv) participants in the Company Stock Purchase Plan shall be prohibited from increasing their payroll deductions from those in effect as of the date of this Agreement.

(e) Payment with respect to Company Options and RSUs. The Surviving Corporation shall pay, or shall cause to be paid, through the Payroll Agent the payments required under Section 2.03(a) and Section 2.03(b) hereof (in each case, subject to Section 2.05), as promptly as practicable after the Effective Time, or at such later time as necessary to avoid a violation and/or adverse tax consequences under Section 409A of the Code.

Section 2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person (a “Dissenting Stockholder”) who has not voted in favor of or consented to the adoption of this Agreement and has properly demanded appraisal of such Shares and complied in all respects with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of their Shares (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(a)(i), but shall be converted into the right to receive fair value of such Share as determined pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses or waives its right of appraisal, in any case pursuant to the DGCL, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest and subject to Section 2.05. The Company shall give Parent prompt written notice of any demands or written threats for appraisal of Shares received by the Company, withdrawals of such demands or threats and any other documents received by the Company in respect thereof (including instruments served on the Company pursuant to Section 262 of the DGCL), and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands, threats or documents. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands or threats or agree or commit to do any of the foregoing.

Section 2.05 Withholding Taxes. Each of Parent, the Surviving Corporation, the Payroll Agent and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Shares, Company Options and RSU Awards cancelled in the Merger such Tax amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, any regulation promulgated thereunder by the United States Department of Treasury (a “Treasury Regulation”) or any other applicable state, local or foreign Tax Law. To the extent that Tax amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld Tax amounts (a) shall be remitted by the Surviving Corporation, Parent, the Payroll Agent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options or RSU Awards in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents publicly filed at least one (1) day prior to the date of this Agreement and after January 1, 2015, other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such filings or similar forward-looking, predictive or cautionary statements contained therein (without giving effect to any amendment to any such documents filed on or after the date that is two (2) days prior to the date hereof) or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent prior to the execution of this Agreement, including the documents attached to such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”), and (ii) the Amended and Restated Bylaws of the Company (the “Company Bylaws”), each as in effect as of the date hereof. Each of the Company Charter and the Company Bylaws is in full force and effect, and the Company is not in violation of any of the provisions of such documents.

(c) Each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, validly existing and in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Section 3.01 of the Company Disclosure Letter sets forth a true and complete list of all Company Subsidiaries, including each Company Subsidiary that, as of the date hereof, is a significant subsidiary (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of the Company (each a “Significant Subsidiary”), together with its jurisdiction of incorporation or organization and the percentage of capital stock or other equity interest held by any person other than the Company or another Company Subsidiary.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 245,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”). As of the close of business on September 30, 2016 (the “Specified Date”), (i) 71,595,020 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, and (iii) 3,118,022 shares of Company Common Stock were held in treasury.

(b) As of the close of business on the Specified Date, the Company had no shares of Company Common Stock or Company Preferred Stock reserved for issuance, except for 2,113,147 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans and 1,751,574 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Purchase Plan.

(c) As of the close of business on the Specified Date, there were (i) 1,984,693 shares of Company Common Stock subject to outstanding Company Options with an weighted average exercise price of $40.88 per share of Company Common Stock and (ii) 958,209 outstanding RSUs. All grants of Company Options and RSUs have been made in all material respects in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE.

(d) Except with respect to (x) the Company Options and RSUs referred to in Section 3.02(b) and Section 3.02(c) and the related award agreements and (y) any issuance of any equity securities that are expressly permitted pursuant to Section 5.01(b), there are no outstanding or existing (i) options, warrants, calls, subscriptions, agreements, obligations, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests or other rights, convertible or exchangeable securities, agreements, Contracts or commitments of any character to which the Company is a party obligating the Company to issue, transfer, deliver or sell any shares of capital stock or other equity or voting interest in the Company or securities convertible into or exchangeable for such shares or equity or voting interests relating to or based on the value of the equity securities of the Company, (ii) obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or equity or voting securities of the Company or (iii) voting trusts, stockholder agreements, registration rights agreements or similar agreements to which the Company is a party with respect to the voting of, or other matters related to, the capital stock or other equity or voting interests of the Company. Since the close of business on the Specified Date through the date hereof, the Company has not issued (or entered into any agreement or commitment to issue) any shares of Company Common Stock or other class of equity or voting security (other than shares upon exercise or settlement of Company Options and RSUs).

(e) Except with respect to any issuance of any equity securities that are expressly permitted pursuant to Section 5.01(b), there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of the Company may vote.

Section 3.03 Company Subsidiaries.

(a) Except with respect to (x) any issuance of any equity securities that are expressly permitted pursuant to Section 5.01(b) or (y) the consummation of the Banking Business Transaction, the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries, other than those set forth on Section 3.03(a) of the Company Disclosure Letter, free and clear of any material Liens (other than transfer and other restrictions under applicable federal and state securities Laws or applicable foreign Laws), and all of such outstanding shares of capital stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date hereof, there are no accrued and unpaid dividends with respect to any outstanding shares of capital stock or other equity or voting interests in any Company Subsidiary.

(b) Except with respect to any issuance of any equity securities that are expressly permitted pursuant to Section 5.01(b), there are no outstanding or existing (i) options, warrants, calls, subscriptions, agreements, obligations, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests or other rights, convertible or exchangeable securities, agreements, Contracts or commitments of any character to which any of the Company Subsidiaries is a party obligating any of the Company Subsidiaries to issue, transfer, deliver or sell any shares of capital stock or other equity or voting interest in any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or equity or voting interests relating to or based on the value of the equity securities of any of the Company Subsidiaries, (ii) obligations of any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or equity or voting securities of any of the Company Subsidiaries or (iii) voting trusts, stockholder agreements, registration rights agreements or similar agreements to which the Company or any Company Subsidiary is a party with respect to the voting of, or other matters related to, the capital stock or other equity or voting interests of any Company Subsidiary.

(c) Except with respect to any issuance of any equity securities that are expressly permitted pursuant to Section 5.01(b), there are no outstanding bonds, debentures, notes or other Indebtedness of any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders or equityholders of any of the Company Subsidiaries may vote.

Section 3.04 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to adoption by the Company’s stockholders of this Agreement, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company’s board of directors and no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or, other than the Company Stockholder Approval and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the consummation by the Company of the transactions contemplated hereby. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by the Company at the Closing will be, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Sub) this Agreement constitutes, and when executed and delivered such other agreements or instruments will constitute, the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company’s board of directors has (i) adopted and declared advisable this Agreement and the Merger and the consummation by the Company of the transactions contemplated hereby, (ii) authorized and approved the execution, delivery and performance of this Agreement and, subject to receiving the Company Stockholder Approval, the consummation by the Company of the transactions contemplated hereby, including the Merger, (iii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders, (iv) directed that this Agreement be submitted to the stockholders of the Company to be adopted and (v) resolved to recommend the adoption of this Agreement by the stockholders of the Company, in each case, by resolutions duly adopted at a meeting duly called and held, which resolutions, subject, in the case of clause (v), to Section 5.03, have not been subsequently rescinded, withdrawn or qualified.

Section 3.05 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement will: (i) subject to obtaining the Company Stockholder Approval with respect to the consummation of the Merger, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Significant Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.05(b) have been obtained and all filings and notifications described in Section 3.05(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets is bound) or any Company Permit (the “Required Consents”), except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Merger.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the HSR Act or any other applicable

U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) compliance with the applicable requirements of the Exchange Act, (iv) filings as may be required under the rules and regulations of NYSE, (v) the filing of a Bank Merger Act application with the primary federal regulator of the purchasing person in the Banking Business Transaction pursuant to 12 USC 1828(c) and notice to the Federal Deposit Insurance Corporation regarding the termination of the Banking Business’ insurance pursuant to 12 USC 1818(q) following the assumption of all of the Banking Business’ deposit liabilities and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Merger.

Section 3.06 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to have any Company Permits, or the failure of any Company Permit to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.06(a) of the Company Disclosure Letter or as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) no Company Permit has been revoked, suspended, terminated or materially impaired in any manner since January 1, 2013, (ii) neither the Company nor any Company Subsidiary is in default or violation, in any respect, of any of the Company Permits and (iii) since January 1, 2013, neither the Company nor any Company Subsidiary has received any written notice regarding any of the matters set forth in the foregoing clauses (i) and (ii).

(b) Since January 1, 2013, (i) the Company and each of the Company Subsidiaries has been in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses, properties, assets and activities and with all Orders to which the Company or the Company Subsidiaries are subject and (ii) neither the Company nor any Company Subsidiary has received any written notice alleging any such noncompliance, in each case, except for such noncompliance as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) In the past five (5) years, (i) the Company and each of the Company Subsidiaries has been in compliance in all material respects with all Anti-Corruption Laws; (ii) neither the Company, nor any Company Subsidiary, nor, to the knowledge of the Company, any Company Representative acting on its behalf has offered, given, authorized, or promised anything of value, directly or indirectly, to any Government Official, for the purpose of (A) improperly influencing any official act or decision of such Government Official, (B) inducing such Government Official to do or omit to do any act in violation of a lawful duty or (C) securing any improper benefit or favor for the Company or any Company Subsidiary that is material to the Company and the

Company Subsidiaries, taken as a whole; (iii) neither the Company nor any Company Subsidiary has made a voluntary, directed, or involuntary disclosure to any Governmental Entity (including the U.S. Department of Justice, U.S. Securities Exchange Commission or U.K. Securities Fraud Office) with respect to any alleged bribe, kickback, illegal payment, act of corruption or non-compliance with any Anti-Corruption Law that is material to the Company and the Company Subsidiaries, taken as a whole; (iv) none of the Company, any Company Subsidiary or, to the knowledge of the Company, any Company Representative acting on its behalf has received any notice, request or citation for any actual or potential material non-compliance with any Anti-Corruption Law; (v) none of the Company or any Company Subsidiary or, to the knowledge of the Company, any Company Representative has been a Sanctioned Person or engaged in any action that would reasonably be expected to result in the Company, any Company Subsidiary or any Company Representative being designated as a Sanctioned Person; (vi) the Company, each of the Company Subsidiaries and, to the knowledge of the Company, each of the Company Representatives acting on its behalf has been in compliance in all material respects with all Sanctions and Export Control Laws; and (vii) neither the Company nor any Company Subsidiary, nor to the knowledge of the Company, any Company Representative acting on its behalf has engaged in transactions or dealings, directly or indirectly, with any Sanctioned Person or in any Sanctioned Country.

Section 3.07 Company SEC Documents; Financial Statements. Since January 1, 2013, the Company has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents and related exhibits required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any of the Company Subsidiaries with the SEC since January 1, 2013, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, in the case of the immediately following clause (ii), if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of the Exchange Act, the Securities Act, Sarbanes-Oxley Act and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. Since January 1, 2013, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NYSE. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents. To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of outstanding SEC comments or an outstanding SEC investigation. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any notes thereto) included in or incorporated by reference into the Company’s filings included in the Company SEC Documents (collectively, the

“Company Financial Statements”) (x) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect on the date of such Company Financial Statement) applied on a consistent basis during the periods involved except, in the case of unaudited statements, as permitted by SEC rules and regulations and (y) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect).

Section 3.08 Information Supplied. The proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first filed with SEC or mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion (or incorporation by reference) in the Proxy Statement.

Section 3.09 Internal Controls and Disclosure Controls. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries, including reasonable assurances that all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. The Company (x) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act; (y) based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, has disclosed, to the extent required by applicable Law, in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, and to the Company’s auditors and the audit committee of the Company’s board of directors, (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees of the Company or any Company Subsidiaries who have a significant role in the Company’s internal control over financial reporting and, in the case of this clause (y), the Company has made available to Parent all such disclosures made to the Company’s auditors or audit committee; and (z) based on its most recent evaluation of the Company’s disclosure controls and procedures prior to the date hereof, has disclosed in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Neither the Company nor any Company Subsidiary has outstanding any material prohibited loans or extensions of credit (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any director or executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company or any Company Subsidiary.

Section 3.10 Absence of Certain Changes.

(a) Except as otherwise expressly contemplated by this Agreement, from July 2, 2016 through the date of this Agreement, (i) the businesses of the Company and the Company Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (ii) neither the Company nor any Company Subsidiary has taken any action (or omitted to take any action), which would constitute a breach of Sections 5.01 (g), (h), (j), (l), (m), (o) or (q) had such action or omission occurred between the date of this Agreement and the Effective Time.

(b) From July 2, 2016, there have not been any changes, circumstances, events or effects that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (a) disclosed, reserved against or provided for in the unaudited consolidated balance sheet of the Company as of July 2, 2016 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since July 2, 2016, (c) incurred under this Agreement or incurred in connection with the transactions contemplated hereby or (d) that otherwise, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Litigation. There is no suit, claim, action, proceeding or arbitration (collectively, “Proceeding”) to which the Company or any Company Subsidiary is a party or to which any of the properties or assets of the Company or any Company Subsidiary is subject, either pending or, to the knowledge of the Company, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. None of the Company nor any Company Subsidiary is a party to, and none of the properties or assets of the Company or any Company Subsidiary is subject to any outstanding Order unrelated to this Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, there have not been, nor are there currently pending, any internal investigations conducted by the board of directors of the Company (or any committee thereof) or at the request of the board of directors of the Company

(or any committee thereof) by any third party, in each case concerning any actual or alleged financial, accounting, conflict of interest, fraudulent or deceptive conduct or other misfeasance or malfeasance issues relating to the Company, in each case except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no pending Proceeding to which the Company or any Company Subsidiary is a party seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 3.13 Employee Benefits.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each material Company Benefit Plan, which for the avoidance of doubt excludes any employment contracts or consultancy agreements for employees or consultants who are natural persons that are pursuant to a standard form previously made available to Parent where the base compensation provided under such employment or consultancy agreement is less than $200,000 per annum. With respect to each such Company Benefit Plan, the Company has made available to Parent a true and correct copy of, as applicable: (i) each such Company Benefit Plan that has been reduced to writing and all amendments thereto; (ii) each trust, insurance or administrative agreement relating to each such Company Benefit Plan; (iii) the most recent summary plan description or other written explanation of each Company Benefit Plan provided to participants; (iv) the most recent annual reports (Form 5500) filed with the Internal Revenue Service (“IRS”); (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code; and (vi) the most recent actuarial report with respect to any such Company Benefit Plan.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each U.S. Company Benefit Plan has been established, operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code and (ii) all contributions required to be made to any U.S. Company Benefit Plan by applicable Law or by any plan document or other Contract, and all premiums due or payable with respect to insurance policies funding any U.S. Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the books and records of the Company in accordance with GAAP. There are no material Proceedings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened against or with respect to any U.S. Company Benefit Plan or the assets of any U.S. Company Benefit Plans and, to the knowledge of the Company, with respect to any fiduciary of any U.S. Company Benefit Plan whom the Company or any Company Subsidiary has an obligation to indemnify, there are no material Proceedings pending or threatened in respect of any such fiduciary’s duties to the U.S. Company Benefit Plan. Each U.S. Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan, and, to the knowledge of the Company, no circumstances have occurred that could reasonably be expected to result in disqualification of any such plan or related trust.

(c) Section 3.13(c) of the Company Disclosure Letter lists as of the date hereof each Company Benefit Plan, that provides health benefits after retirement or other termination of employment, other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided pursuant to a Company Benefit Plan set forth on Section 3.13(a) of the Company Disclosure Letter for a period of not more than eighteen (18) months following termination of employment or during any period during which the former employee is receiving severance pay.

(d) Neither the Company nor any Company Subsidiary, or any of their respective ERISA Affiliates, maintains, contributes to or has any obligations or liabilities under, and at no time during the six (6) year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities under, any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code, any multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or any plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of the Company or any Company Subsidiary following the Closing.

(e) Each U.S. Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code, has been maintained and operated in good faith compliance with Section 409A of the Code except as would not reasonably be expected to result in, either individually or in the aggregate, any material liability to the Company and the Company Subsidiaries.

(f) Except as set forth on Section 3.13(e) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement, including the Merger, will not, either alone or in combination with another event (i) entitle any current or former employee, director, consultant or officer of the Company or any Company Subsidiary (who is a natural person or a personal services entity) to any payment or benefit (including any enhanced or accelerated benefit, or lapse of repurchase rights or obligations under any Company Benefit Plan), (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, consultant or officer (who is a natural person or personal services entity), (iii) trigger any funding obligation under, or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate, a Company Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property), to any “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) that could reasonably be expected to, individually or in combination with any other such payment, be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Neither the Company nor any Company Subsidiary is a party to, or otherwise obligated under, any Contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 4999 or Section 409A of the Code.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Foreign Plan, (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, (iii) if required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities, and (iv) has been maintained and operated in compliance with all applicable Laws.

(h) There has been no amendment to, announcement by the Company or any Company Subsidiary relating to, or change in employee participation or coverage rights under, any material Company Benefit Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the 2016 fiscal year.

Section 3.14 Labor. As of the date hereof, there is no labor strike or lockout, or, to the knowledge of the Company, threat thereof, against the Company or any Company Subsidiary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, (a) the Company or any Company Subsidiary is not a party to, or bound by, any collective bargaining agreement or similar agreement or arrangement with any labor union, (b) no demand for recognition of any current or former employees of the Company or any Company Subsidiary has been made by or on behalf of any labor union, labor organization or works council in the past two (2) years, (c) no petition has been filed or material proceeding been instituted by any current or former employee of the Company or any Company Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining representative in the past two (2) years, (d) to the knowledge of the Company, no material union organizing activities are ongoing with respect to any employee of the Company or any Company Subsidiary, and (e) neither the Company nor any Company Subsidiary is the subject of any material proceeding asserting that the Company or any Company Subsidiary has committed an unfair labor practice or seeking it to compel to bargain with any labor union or labor organization. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there is no pending charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity, (ii) none of the Company or any Company Subsidiary is a party, or otherwise bound by, any consent decree with or citation by, any Governmental Entity relating to employees or employment practices, (iii) the Company and all Company Subsidiaries have complied with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices) and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims relating to non-compliance with the foregoing are pending or, to the knowledge of the Company, threatened, and (iv) there are no outstanding assessments, penalties, fines, Liens, charges, or surcharges that are due or owing by the Company or a Company Subsidiary pursuant to any workplace safety and insurance/worker’s compensation Law.

Section 3.15 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate in all material respects. The Company and each Company Subsidiary has timely paid all material Taxes (whether or not shown on any Tax Return) that are or were due and payable or otherwise subject to collection action by a Governmental Entity. All material Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity.

(b) There is no Proceeding or assessment in progress or pending or, to the knowledge of the Company, threatened with respect to Taxes for which the Company or any Company Subsidiary may be liable that, if determined adversely, would, individually or in the aggregate, be or reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. No material deficiency with respect to Taxes has been assessed in writing against the Company or any Company Subsidiary that has not been fully paid or adequately reserved in the Company Financial Statements in accordance with GAAP.

(c) Neither the Company nor World’s Foremost Bank, a Nebraska banking corporation (“World’s Foremost Bank”), has any liability, and the other Company Subsidiaries have no material liability, for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person. None of the Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any material Tax sharing, allocation or indemnity agreement or similar Contract or arrangement other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes.

(d) Since January 1, 2014, neither the Company nor any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(e) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

(f) There are no material Liens for Taxes upon any assets of the Company or any Company Subsidiary other than statutory Liens for current Taxes not yet due and payable.

(g) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension remains in effect.

(h) Neither the Company nor any Company Subsidiary has entered into a “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations promulgated thereunder (other than any immaterial “loss transaction”) during any open taxable periods which have not been properly disclosed on a Tax Return delivered or made available to Parent.

(i) The unpaid Taxes of the Company and each Company Subsidiary did not, as of the Balance Sheet Date, exceed the accruals or reserves for Tax liability (excluding any accrual or reserve for deferred Taxes established to reflect timing difference between book and Tax income) set forth on the face of the balance sheet (rather than any notes thereto) contained in such Company Financial Statements. As of the date hereof, since the Balance Sheet Date, none of the Company or any Company Subsidiary had incurred any material Tax liability outside of the ordinary course of business.

(j) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of (i) any change in method of accounting for a Tax period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) any closing agreement described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into prior to the Closing, (iv) any installment sale or open transaction commenced prior to the Closing, (v) any prepaid amount received or paid prior to the Closing or (vi) indebtedness discharged with respect to which an election has been made under Section 108(i) of the Code.

(k) No Company Subsidiary organized under the Laws of a country other than the United States (i) is or has even been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code, (ii) is taxable as a U.S. domestic entity pursuant to the dual charter provision of Treasury Regulation § 301.7701-5(a), (iii) holds material assets that are “United States property” within the meaning of Section 956 of the Code or (iv) is a passive foreign investment company within the meaning of Section 1297 of the Code.

(l) Neither the Company nor any Company Subsidiary (i) has participated in or is participating in an international boycott within the meaning of Section 999 of the Code or (ii) has a permanent establishment or branch, or is treated as a resident for applicable Tax purposes, in any jurisdiction other than the jurisdiction of its formation.

(m) The Company and each Company Subsidiary has (i) filed or caused to be filed with the appropriate Governmental Entity all material unclaimed property reports required to be filed and has remitted to the appropriate Governmental Entity all material amounts of unclaimed property required to be remitted and (ii) delivered or paid all material amounts of unclaimed property to the proper recipient as required by applicable Law. There is no Proceeding or assessment in progress or pending or, to the knowledge of the Company, threatened with respect to unclaimed property for which the Company or any Company Subsidiary may be liable that, if determined adversely, would be or reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.16 Real Property; Personal Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address of each real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”).

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address of (i) each real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant, licensee or occupant) by the Company or any Company Subsidiary under which the Company or any Company Subsidiary pays annual rent in excess of $100,000 (collectively, the “Lessee Leased Real Property”) or (ii) each real property leased, subleased or licensed (whether as landlord, sub-landlord or licensor) by the Company or any Company Subsidiary under which the Company or any Company Subsidiary receives annual rent in excess of $100,000 (collectively, the “Lessor Leased Real Property” and together with the Lessee Leased Real Property, the “Leased Real Property”), together, in the case of clauses (i) and (ii), all leases, subleases, licenses, occupancy agreements, concessions and other similar agreements (written or oral) with respect thereto (including all amendments, extensions, renewals and guaranties with respect thereto, and in the case of any oral agreement, a written summary of the material terms thereof) (each a “Real Property Lease”). The Company has made available to Parent complete and correct copies of each Real Property Lease.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed on Section 3.16(c) of the Company Disclosure Letter, as of the date hereof, (i) the Company or a Company Subsidiary has good and marketable, indefeasible fee simple title to all Owned Real Property free and clear of all Liens except for Permitted Liens, (ii) the Company or a Company Subsidiary has a valid leasehold estate in or right to use all Lessee Leased Real Property pursuant to the applicable Real Property Lease, free and clear of all Liens (except for Permitted Liens) and the Company or a Company Subsidiary has peaceful, undisturbed possession of all Lessee Leased Real Property (subject to any leases, subleases or similar arrangements that may be in existence), and (iii) neither the Company nor the applicable Company Subsidiary has leased or otherwise granted to any person the right to use or occupy any Owned Real Property or any Leased Real Property or any portion thereof except for the Lessor Leased Real Property.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Real Property Lease, and to the knowledge of the Company as of the date of this Agreement, no event or circumstance has occurred or exists that with or without notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, no other party to any Real Property Lease is in breach of or default under the terms of any Real Property Lease and except as disclosed on Section 3.16(d) of the Company Disclosure Letter, no such other party is an affiliate of or otherwise has an economic interest in, the Company or any Company Subsidiary. Except as, individually or in the aggregate, has not been and would not reasonably be expected to have a Company Material Adverse Effect, each Real Property Lease is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, and is in full force and effect and enforceable against the applicable Company or Company Subsidiary, subject to the Bankruptcy and Equity Exception. No security deposit or portion thereof deposited with respect any Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been redeposited in full. Neither the Company nor any Company Subsidiary owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to any Real Property Lease.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has good title to, or a valid leasehold interest in, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

(f) There is no condemnation, expropriation or other proceeding in eminent domain pending or, to the Company’s knowledge, threatened, affecting any Owned Real Property, Leased Real Property or any portion thereof or interest therein.

Section 3.17 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary is, and since January 1, 2013 has been, in compliance with all applicable Environmental Laws (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary and since January 1, 2013, none of the Company or any Company Subsidiary has received any written notice, demand, letter, claim or request for information, in either case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law;

(b) There are no Releases of Hazardous Substances present in, at, on or under any of the real property owned or leased by the Company or any Company Subsidiary, either as a result of the operations of the Company or any Company Subsidiary or, to the Company’s knowledge, otherwise, that would reasonably be expected to result in material liability under Environmental Laws on the part of the Company or any Company Subsidiary;

(c) No Environmental Law requiring investigation or cleanup as a condition of completing a sale of property or change in control of an industrial facility is applicable to the transactions contemplated by this Agreement;

(d) The Company has not assumed any liability of any third party under any Environmental Law by Contract or, to the Company’s knowledge, by operation of Law; and

(e) The Company has provided Parent complete and accurate copies of all material environmental documents in its possession or reasonable control, including copies of all Phase I and Phase II environmental site assessments.

(f) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.17 are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health and worker safety.

Section 3.18 Intellectual Property.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company or one of the Company Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the Company Owned IP, free and clear of all liens (other than Permitted Liens), and (ii) neither the Company nor any of the Company Subsidiaries has received, since January 1, 2013, any written charge, complaint, claim, demand or notice challenging the validity or enforceability of any of the Company IP. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have the right to use all Intellectual Property Rights other than the Company Owned IP necessary for, used in or held for use in the business of the Company and the Company Subsidiaries as currently conducted. Section 3.18(a) of the Company Disclosure Letter sets forth an accurate and complete list as of the date hereof of each item of material Company Owned IP that is issued or registered or subject to application for issuance or registration (the “Company Registered IP”) including for each, the record owner of such item of Company Registered IP, the jurisdiction in which such item of Registered Company IP has been registered or filed, the applicable application, registration, or serial or other similar identification number, the filing date or registration date and issuance or grant date. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (1) the Company Registered IP is valid, subsisting and enforceable, and (2) no interference, opposition, reissue, reexamination, or other Proceeding of any nature is, or since January 1, 2013 has been, pending or, to the Company’s knowledge, threatened in which the scope, ownership, validity, or enforceability of any Company Registered IP is being, or has been, contested or challenged, and to the Company’s knowledge, there is no basis for a claim that any Company Registered IP is invalid or unenforceable.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate, dilute or otherwise violate, or has not since January 1, 2013 infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights of any other person, (ii) none of the Company or any of the Company Subsidiaries has received, since January 1, 2013, any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation, dilution or other violation by the Company or any of the Company Subsidiaries (including any claim that the Company or any Company Subsidiary must license or refrain from using any Intellectual Property Right of any third person) that has not been settled or otherwise fully resolved, and (iii) to the Company’s knowledge, no other person has infringed, misappropriated, diluted or otherwise violated any Company IP since January 1, 2013.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each Company Subsidiary has used commercially reasonable efforts to cause each person who is or was an employee, officer, director or contractor of the Company or any Company Subsidiary who designed, created or otherwise developed any Intellectual Property Right for the Company or any Company Subsidiary, including any Intellectual Property Right relating to any product distributed, sold or otherwise made available for purchase to any person by the Company or any Company Subsidiary, to sign an agreement containing an assignment to the Company or the applicable Company Subsidiary of all such person’s Intellectual Property Rights, (ii) the Company and each Company Subsidiary have taken commercially reasonable measures to protect its confidential information and Trade Secrets (including confidential information and Trade Secrets of third parties provided to the Company and the Company Subsidiaries) and to protect their respective ownership of, and rights in, all Company IP in accordance with industry best practices, (iii) all amounts payable by the Company or any of the Company Subsidiaries to contractors and former contractors involved in the development of any Company Owned IP have been paid in full, and (iv) to the Company’s knowledge, no current or former shareholder, officer, director, or employee of the Company or any Company Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any material Company Owned IP.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the information technology systems used by the Company and the Company Subsidiaries (“IT Systems”) are designed, implemented, operated and maintained in a commercially reasonable manner consistent with standard industry practice intended to provide a reasonable degree of redundancy, reliability, scalability and security with respect to the business of the Company and the Company Subsidiaries, (ii) the IT Systems have not malfunctioned or failed at any time since January 1, 2013 in a manner that resulted in (A) significant or chronic disruptions to the operation of the business of the Company or any Company Subsidiary, or (B) the Company or any Company Subsidiary being required to incur expenses of (including due to refunds to any customers) an amount in excess of $500,000 in any single incident, (iii) the IT Systems do not contain any computer code designed to disrupt, disable or harm in any material manner the operation of any authorized software or hardware, (iv) to the Company’s knowledge, none of the IT Systems contain any unauthorized feature (including any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any person, (v) the Company and each Company Subsidiary has in effect disaster recovery plans, procedures and facilities for its business and has taken steps intended to safeguard the security and the integrity of its IT Systems and (vi) to the Company’s knowledge, there have been no material unauthorized intrusions or breaches of security with respect to the IT Systems.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries comply, and at all times since January 1, 2013 have complied, with: (i) the Company’s and each Company Subsidiary’s privacy policies (“Privacy Policies”); and (ii) the Company’s and each Company Subsidiary’s other commitments to third parties regarding Personal Information, including such commitments to vendors, marketing affiliates, advertisers and advertising networks, and other business partners. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has taken industry-standard measures that protect and maintain the confidential nature of any Personal Information to which the Company or any Company Subsidiary has access and that protect such Personal Information against loss, theft and unauthorized access or disclosure (including unauthorized access or use by the Company’s or any Company Subsidiary’s employees and contractors).

Section 3.19 Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been so filed, and, as of the date hereof, no such Contract has been amended or modified, except as set forth in Section 3.19(a) of the Company Disclosure Letter. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than the Contracts described in Section 3.19(a), Section 3.19(b) of the Company Disclosure Letter sets forth a complete list, and the Company has made available to Parent true and complete copies, of each Contract to which the Company or any of the Company Subsidiaries is a party (other than any of the foregoing between the Company and any of the Company Subsidiaries or between any wholly owned Company Subsidiaries), as of the date hereof, that:

(i) is a partnership or joint venture;

(ii) is material to the Company and the Company Subsidiaries, taken as a whole, and contains (A) covenants of the Company or any of Company Subsidiaries purporting to limit, in any material respect, either the type or line of business in which the Company or any of the Company Subsidiaries may engage or the geographic area in which any of them may so engage and which, in each case, following the Effective Time, would apply to Parent and its affiliates (including the Company and its Subsidiaries), (B) “take or pay”, “requirements” or other similar provisions obligating the Company or any of its Subsidiaries to provide the quantity of goods or services required by another person or (C) pricing or margin provisions applicable to the Company or any of its Subsidiaries that provide another person “most favored nation” or similar provisions with respect to pricing;

(iii) evidences the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any Company Subsidiary in an amount in excess of $7 million, or creation or incurrence of any Lien (other than Permitted Liens) on any material property or asset of the Company or any Company Subsidiary;

(iv) is a Contract with an affiliate that would be required to be disclosed by Item 404(a) of Regulation S-K promulgated under the Exchange Act;

(v) grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale, transfer, pledge or disposition of any material business, property or asset, or any equity security, of the Company and the Company Subsidiaries, taken as a whole;

(vi) provides for the acquisition or disposition of any business of the Company or any Company Subsidiary (including equity interests) (whether by merger, sale of stock, sale of assets, or otherwise) other than this Agreement (A) entered into since January 1, 2013 and which involves consideration in excess of $7 million or (B) pursuant to which any material earn-out, deferred or contingent payment or indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties and covenants, in each case, that survive indefinitely or for periods equal to a statute of limitations and excluding obligations to indemnify directors and officers pursuant to acquisition agreements);

(vii) is a settlement Contract which materially affects the conduct of the Company’s or any Company Subsidiaries’ businesses;

(viii) is material to the Company and the Company Subsidiaries, taken as a whole, that imposes exclusivity (other than non-competition covenants, which are addressed by clause (ii) above) or non-solicitation obligations on the Company, any Company Subsidiary or any affiliate of the Company, except for Contracts entered into in the ordinary course of business which impose exclusivity or non-solicitation obligations that are not material to the Company or any of its affiliates;

(ix) pursuant to which any Intellectual Property Right which is material to the Company and the Company Subsidiaries, taken as a whole, is licensed or sold to the Company or any Company Subsidiary, other than: (A) license agreements for any non-customized commercially-available Software; (B) Contracts between the Company or any of its Subsidiaries, on the one hand, and their employees and consultants, on the other hand, entered into in the ordinary course of business; (C) non-exclusive Contracts between the Company or any of its Subsidiaries, on the one hand, and their suppliers or vendors, on the other hand, entered into in the ordinary course of business and (D) non-exclusive in-bound licenses entered into in the ordinary course of business;

(x) pursuant to which any material Company Owned IP is licensed to a third party by the Company or any Company Subsidiary;

(xi) requires the Company or any Company Subsidiary to make any capital commitment or capital expenditure in excess of $4 million during any twelve (12) month period following the date hereof; or

(xii) with a Governmental Entity and is material to the Company and the Company Subsidiaries, taken as a whole.

(c) Each Contract described in Section 3.19(a) or Section 3.19(b) (and any such Contract entered into after the date hereof in accordance with the provisions hereof) is referred to herein as a “Company Material Contract.” Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract (and neither the Company nor any Company Subsidiary has received any written notice regarding any such breach or default), and no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, and is in full force and effect, except for such failures as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

Section 3.20 Insurance. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all insurance policies held or maintained by the Company and the Company Subsidiaries are in full force and effect, and all premiums due and payable thereon have been paid and neither the Company nor any Company Subsidiary is in breach of or default under any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 2, 2016, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any of the insurance policies held or maintained by the Company and the Company Subsidiaries. The Company has made available to Parent true and complete copies of all material insurance policies held or maintained by the Company and the Company Subsidiaries as of the date hereof relating to the business, assets and operations of the Company and the Company Subsidiaries.

Section 3.21 Opinion of Financial Advisor. The Company’s board of directors has received the opinion of Guggenheim Securities, LLC, to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualification, conditions and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock pursuant to this Agreement, is fair, from a financial point of view, to such holders, and, as of the date hereof, such opinion has not been modified, amended, qualified, revoked or rescinded in any respect. The Company has been authorized by Guggenheim Securities, LLC to include its written opinion in its entirety in the Proxy Statement.

Section 3.22 Takeover Statutes. Assuming the accuracy of the representation contained in Section 4.06(b), (i) the Company’s board of directors has taken all necessary action such that the restrictions imposed on business combinations by Section 203 of the DGCL are inapplicable to this Agreement and (ii) no other “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law (a “Takeover Statute”) is applicable to this Agreement or any transaction contemplated by this Agreement (including the Merger).

Section 3.23 Vote Required. The affirmative vote of the holders of shares representing a majority of the outstanding shares of the Company Common Stock entitled to vote thereon at the Company Stockholder Meeting is the only vote required (under applicable Law, the Company Charter, the Company Bylaws, or otherwise) of the holders of capital stock of the Company to adopt this Agreement and approve the transactions contemplated hereby (including the Merger) (the “Company Stockholder Approval”).

Section 3.24 Brokers. No broker, finder, financial advisor or investment banker other than Guggenheim Securities, LLC is entitled to any brokerage, finder’s, financial advisory, investment banker or other fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries. A true and complete copy of the engagement letter between the Company and Guggenheim Securities, LLC, as amended, has been made available to Parent.

Section 3.25 Bank Purchase Agreement. The Company has delivered to Parent a true and complete copy of the Bank Purchase Agreement. As of the date hereof, the Bank Purchase Agreement is in full force and effect and has not been withdrawn, terminated or rescinded or otherwise amended, supplemented or modified in any respect. The Bank Purchase Agreement, in the form delivered to the Company, is, as of the date hereof, a legal, valid and binding obligation of the Company and, to the Company’s knowledge, the other parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, there are no side letters or other similar Contracts or arrangements to which the Company or any of its Subsidiaries is a party relating to the Bank Purchase Agreement. To the knowledge of the Company, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Company under any term, or a failure of any condition, of the Bank Purchase Agreement or otherwise result in the Banking Business Transaction not being consummated prior to the date on which the Closing should occur pursuant to Section 1.02. As of the date hereof, the Company has no reason to believe that it or any other party to the Bank Purchase Agreement would be unable to satisfy on a timely basis any term or condition of the Bank Purchase Agreement required to be satisfied by it. There are no conditions precedent or other contingencies between the Company or any Company Subsidiary, on the one hand, and any other party to the Bank Purchase Agreement or any of their respective affiliates, on the other hand, related to the Banking Business Transaction, other than as expressly set forth in the Bank Purchase Agreement.

Section 3.26 Acknowledgement of No Other Representations or Warranties. Each of the Company and Company Subsidiaries acknowledges and agrees that, except for the representations and warranties contained in Article IV, none of the Parent or Sub or any of their respective affiliates or representatives makes or has made any representation or warranty to the Company, either express or implied, concerning Parent or Sub or the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as disclosed in the separate disclosure letter which has been delivered by Parent and Sub to the Company prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Sub hereby represent and warrant to the Company:

Section 4.01 Organization. Each of Parent and Sub is a corporation, limited liability company or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Sub has full corporate, limited liability company or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing, in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.02 Authority. Each of Parent and Sub has the requisite corporate, limited liability company or other legal entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by them of the transactions contemplated hereby have been duly authorized by all necessary corporate, limited liability company or other legal entity action on the part of Parent and Sub other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Sub. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by Parent or Sub at the Closing will be, duly and validly executed and delivered by Parent and Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes, and when executed and delivered such other agreements and instruments will constitute, the valid and legally binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the certificate of incorporation, bylaws or any equivalent organizational or governing documents of Parent or Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Sub pursuant to, any Contract to which Parent or Sub is a party (or by which any of their respective properties or assets is bound) or any Permit held by it or them, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or creation of Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger.

(b) None of the execution, delivery or performance of this Agreement by Parent or Sub or the consummation by Parent or Sub of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing, declaration or registration with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under any Antitrust Laws, (iii) compliance with the applicable requirements of the Exchange Act, (iv) filings of the Company prior to the Effective Time and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first filed with the SEC or mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.05 Litigation. As of the date hereof, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. As of the date hereof, none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.06 Capitalization and Operations of Sub; No Ownership of Company Common Stock.

(a) As of the date of this Agreement, the authorized share capital of Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are validly issued and outstanding. All of the issued and outstanding share capital of Sub is, and at the Effective Time will be, owned by Parent. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(b) As of the date of this Agreement, none of Parent, Sub or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 promulgated under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, other than pursuant to this Agreement. As of the date hereof, none of Parent, Sub, any of their respective Subsidiaries, or the “affiliates” or “Associates” of any such entity is, and at no time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.07 Financing.

(a) Parent has delivered to the Company true and complete copies of (i) the executed commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), among the Parent, Sub and each other party thereto (the “Equity Financing Sources”), pursuant to which the applicable Equity Financing Source has committed, subject only to the terms thereof, to invest the amounts set forth therein on the date on which the Closing should occur pursuant to Section 1.02 and to which the Company is an express third party beneficiary in accordance with the terms thereof and subject to the conditions set forth therein (the “Equity Financing”), and (ii) the executed commitment letter (together with the term sheet and any other annexes, exhibits, schedules and other attachments thereto), dated as of the date hereof (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitments”) from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A. Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Goldman Sachs Lending Partners LLC, Royal Bank of Canada RBC Capital Markets, UBS AG, Stamford Branch and UBS Securities LLC, pursuant to which certain of the Debt Financing Sources (the Debt Financing Sources, together with the Equity Financing Sources, the “Financing Sources”) have committed, subject only to the terms thereof, to lend the amounts set forth therein for purposes of funding the transactions contemplated by this Agreement on the date on which the Closing should occur pursuant to Section 1.02 (the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the Company true and complete copies of any fee letter (with only the fee amounts, pricing caps and certain other economic terms (none of which individually or in the aggregate would reduce the amount of the Debt Financing or adversely affect the availability or conditionality of the Debt Financing or delay or prevent the Closing or make the funding of the Debt Financing less likely to occur) redacted) relating to the Debt Commitment Letter (any such fee letter, a “Fee Letter”) and any engagement letters or other agreements relating to the Debt Financing.

(b) Assuming the Financing is funded in accordance with the Financing Commitments and the satisfaction of the conditions set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing), the aggregate net proceeds from the Financing when funded in accordance with the Financing Commitments (together with the available cash, cash equivalents and marketable securities of Parent and Parent’s Subsidiaries and the purchase price received by the Company and the Company Subsidiaries pursuant to the Bank Purchase Agreement on the Closing Date) are sufficient to fund all of the amounts required to be provided by Parent or Sub for the consummation of the transactions contemplated hereby and are sufficient for the satisfaction when due of all of the obligations of Parent and Sub under this Agreement (including the payment of the Aggregate Merger Consideration, the amounts payable pursuant to Section 2.03, the payment of all costs and expenses of the transactions contemplated hereby (including any obligations of the Surviving Corporation and the Company Subsidiaries) which become due or payable by the Surviving Corporation or any Company Subsidiary in connection with, or as a result of, the Merger and any repayment or refinancing of Indebtedness required in connection therewith or contemplated by any of the Financing Commitments) on the Closing Date (collectively, the “Financing Uses”).

(c) As of the date hereof, all of the Financing Commitments are in full force and effect and have not been withdrawn, terminated or rescinded or otherwise amended,

supplemented or modified in any respect. Each of the Financing Commitments, in the form delivered to the Company, is, as of the date hereof, a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against Parent and, to the knowledge of Parent, such other parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, there are no side letters or other Contracts or arrangements (except for any Fee Letters, engagement letters with respect to the Debt Financing and any other agreements, each of which have been delivered to the Company in accordance with the provisions of Section 4.07(a)) relating to the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term, or a failure by Parent or, to the knowledge of Parent, any other party thereto to satisfy any condition, of the Financing Commitments. Assuming the satisfaction of the conditions set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing), neither Parent nor Sub has reason to believe that it, any Equity Financing Source or any Debt Financing Source would be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it. Parent and Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. There are no conditions precedent or other contingencies between Parent or Sub, on the one hand, and any Financing Source, on the other hand, related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Commitments.

Section 4.08 Solvency. Assuming that (a) the Company and the Company Subsidiaries (taken as a whole) are Solvent as of the date hereof, (b) the Company has performed and complied with its covenants and agreements set forth herein, (c) the conditions to the obligation of Parent and Sub to consummate the Merger have been satisfied or waived and (d) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby, then at and immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the funding of the Financing and the Financing Uses, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation, will be Solvent. Parent and Sub are not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, Sub, the Company, any Company Subsidiary or any affiliates thereof.

Section 4.09 Brokers. No broker, finder or investment banker other than J.P. Morgan Securities LLC is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent, Sub or any of their respective affiliates.

Section 4.10 Absence of Certain Arrangements. Other than this Agreement, the Voting Agreements and as set forth on Section 4.10 of the Parent Disclosure Letter, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Sub or any of their respective controlled affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, (a) relating to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or approve the Merger or agrees to vote against any Competing Proposal.

Section 4.11 Acknowledgement of No Other Representations or Warranties. Each of Parent and Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries and that it and its representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and the Company Subsidiaries that it and its representatives have desired or requested to review for such purpose and that it and its representatives have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries. Each of Parent and Sub acknowledges and agrees that, except for the representations and warranties contained in Article III, none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement.

Section 4.12 Bank Purchase Agreement. Parent acknowledges that it has been delivered a copy of the Bank Purchase Agreement. To the knowledge of Parent, as of the date hereof, except as previously disclosed to the Company, there are no “side letters” or other Contracts or arrangements to which Parent or any of its affiliates or any of the Financing Sources is a party relating to the obligations of any party under the purchase and sale agreement described in clause (a) of the definition of Bank Purchase Agreement or that would impose any conditions precedent or other contingencies to the consummation of the Banking Business Transaction.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly permitted or required by any other provision of this Agreement or the Bank Purchase Agreement or as required by applicable Law, by any Governmental Entity of competent jurisdiction or by the rules or regulations of NYSE, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will use commercially reasonable efforts to, and will cause each Company Subsidiary to use commercially reasonable efforts to, conduct its operations in the ordinary course of business consistent with past practice and use commercially reasonable efforts to maintain and preserve intact in all material respects its business organization, retain the services of its present officers and key employees and preserve the goodwill of and relationships with persons with whom it has material business relationships.

Without limiting the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly permitted or required by any other provision of this Agreement or the Bank Purchase Agreement or as required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of NYSE, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend, modify, waive or rescind the Company Charter or Company Bylaws, or in a manner adverse to Parent, any organizational document of any Company Subsidiary;

(b) issue, sell, deliver, pledge, dispose of or grant or authorize the issuance, sale, delivery, pledge, disposition or grant of any equity securities or other voting or capital interests in the Company or any Company Subsidiary, or any options, warrants or other securities convertible into, or exchangeable or exercisable for, any such securities or interests, or any rights of any kind to acquire any such securities or interests, other than (i) the issuance of Shares upon the exercise of Company Options and the settlement of RSUs, in each case outstanding as of the date hereof or otherwise permitted to be granted hereunder and (ii) the purchase of Shares under the Company Stock Purchase Plan (other than in connection with the issuance of securities by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary);

(c) adjust, split, combine, recapitalize or reclassify any capital stock or other equity interest of the Company;

(d) other than in the ordinary course of business consistent with past practice, sell, pledge, dispose of, transfer, assign, lease, license, abandon or encumber any material property or material assets of the Company or any Company Subsidiary, except as required pursuant to the terms of existing Contracts on the date hereof and except for obsolete properties or assets not currently used in the Company’s business;

(e) other than dividends made in the ordinary course of business paid by a Company Subsidiary solely to the Company or another Company Subsidiary, as the case may be, declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company or any Company Subsidiary, whether payable in cash, stock, property, securities or equity interests or a combination thereof;

(f) other than (i) in connection with the exercise of any outstanding Company Options as of the date hereof and permitted by the terms of such Company Options, or the payment of related withholding Taxes, by net exercise or by tendering of shares, or Tax withholdings on the settlement of RSUs, or (ii) the purchase of shares pursuant to existing “10b5-1” plans, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or other voting or capital interests or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities or other voting or capital interests;

(g) merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company, other than the merger of one or more Company Subsidiaries with or into one or more other Company Subsidiaries or the Company;

(h) make or offer to make any acquisition of a material business (including by merger, consolidation or acquisition of stock or assets), other than any acquisitions for consideration that is individually not in excess of $7 million, or in the aggregate not in excess of $15 million;

(i) incur, create, redeem, repurchase, prepay, defease or cancel any Indebtedness or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly owned Company Subsidiary) for borrowed money, except (i) for borrowings (including letters of credit and performance bonds) in the ordinary course of business, consistent with past practice, in an amount not to exceed $250,000,000 in the aggregate outstanding at any one time or (ii) Indebtedness for borrowed money that is prepayable at any time without penalty or premium, in an amount not to exceed $100,000,000 in the aggregate outstanding at any one time, or (iii) Indebtedness of the Banking Entities that is permitted by the Bank Purchase Agreement and that would not constitute a liability of any of World’s Foremost Bank, the Company, the Surviving Corporation or any Company Subsidiary immediately following consummation of the Banking Business Transaction and prior to consummation of the Closing;

(j) make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly owned Company Subsidiary) other than trade credit provided to the Company’s or any Company Subsidiary’s customers in the ordinary course of business or credit card loans made by the Banking Business to holders of credit cards issued by the Company or a Company Subsidiary;

(k) except to the extent required by or advisable to comply with Law or the terms of any Company Benefit Plan: (i) except in the ordinary course of business consistent with past practice, materially increase the compensation or benefits payable or to become payable to current or former directors, officers, employees or consultants of the Company or any Company Subsidiary (that are natural persons or personal services entities); (ii) enter into any employment, retention, change in control or severance agreement, or grant any rights to severance or termination pay or other termination benefit; (iii) except for amendments to Company Benefit Plans in the ordinary course of business consistent with past practice that do not in any manner materially increase the cost of such Company Benefit Plans to the Company or the Company Subsidiaries, establish, terminate, adopt, enter into or amend any Company Benefit Plan, any collective bargaining agreement or other arrangement relating to union or organized employees, or any plan, trust, fund, policy, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof; (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; (v) take any action to fund any nonqualified trust; (vi) terminate the employment of any executive officer of the Company (other than for cause); or (vii) hire or promote any employee, other than hires or promotions in the ordinary course of business consistent with past practice of individuals whose annual base salary does not exceed $200,000 or hires to replace any employee whose employment has been terminated;

(l) make any material change in accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction;

(m) engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole;

(n) enter into, modify, amend or terminate any Material Contract or Real Property Lease, except in the ordinary course of business consistent with past practice or as otherwise expressly permitted pursuant to this Agreement;

(o) make any capital expenditure, except in the ordinary course of business consistent with past practice or that are substantially in accordance with the Company’s budget that has been made available to Parent prior to the date hereof;

(p) subject to Section 5.14, settle or compromise any pending or threatened Proceeding or governmental, administrative or regulatory investigation, audit or inquiry other than such settlements or compromises (i) that would not result in any equitable relief or other non-monetary damages or penalties (x) being imposed on the Company or any Company Subsidiary that would continue after the Effective Time and be material to the Company and the Company Subsidiaries, taken as a whole, or (y) otherwise apply to Parent or any of its affiliates (other than the Surviving Corporation and the Company Subsidiaries) after the Effective Time and (ii) where the amount paid (less the amount reserved for such matters by the Company on the Company’s most recent balance sheet included in the Company SEC Documents) in such settlement or compromise does not exceed $4 million individually or $10 million in the aggregate;

(q) (i) make, change or rescind (or apply to make, change or rescind) any material Tax election; (ii) change any annual Tax accounting period; (iii) change (or request to change) any accounting method for Tax purposes; (iv) other than in connection with any transaction permitted under this Section 5.01, adopt (or request to adopt) any accounting method for Tax purposes; (v) settle or compromise any Proceeding, notice, audit or assessment in respect of material Taxes; (vi) amend any material Tax Return; (vii) enter into any Tax allocation, sharing or indemnity agreement other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes; (viii) enter into any closing agreement relating to any material Tax liability or that could bind the Company or any Company Subsidiary after the Closing Date; or (ix) consent to any extension or waiver of the statute of limitations period applicable to any material Taxes; or

(r) authorize or enter into any Contract, commitment, arrangement or understanding to do any of the foregoing.

Nothing contained in this Agreement shall give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.02 Agreements Concerning Parent and Sub.

(a) During the period from the date of this Agreement through the Effective Time, Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the transactions contemplated by this Agreement (including enforcement of its rights under this Agreement) and the Financing or as provided in or expressly contemplated by this Agreement, and none of Parent or Sub shall take or agree to take any action that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b) Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Sub hereunder. Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole stockholder of Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Sub.

Section 5.03 No Solicitation; Change of Company Recommendation.

(a) From and after the date hereof, until the earlier of the Effective Time and the termination of this Agreement, (i) the Company shall and shall cause the Company Subsidiaries and use reasonable best efforts to cause the Company Representatives to, immediately cease and use reasonable best efforts to cause to be terminated any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal and, unless the Company has previously made such a request and the person to whom such request was made has complied with such request, shall request each person that has been provided by or on behalf of the Company since September 1, 2015 any confidential information regarding the Company or any Company Subsidiary and that was provided to such person in connection with considering a Competing Proposal to return or destroy all such confidential information and (ii) the Company shall not, and shall cause the Company Subsidiaries and use reasonable best efforts to cause the Company Representatives not to, directly or indirectly through another person, (A) initiate, solicit or knowingly encourage or facilitate any inquiry or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal, (B) furnish any non-public information regarding the Company or any Company Subsidiary to any third person in connection with or in response to, or afford access to the Company Representatives or the books, records or properties of the Company or any Company Subsidiary with respect to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal or (C) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any third person with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Competing Proposal made by such third person or any of its representatives.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time following the execution and delivery hereof by the Company and prior to the Company obtaining the Company Stockholder Approval, (i) the Company has received a written Competing Proposal (it being agreed that the Company and the Company’s board of directors may correspond in writing with (or ask questions of) any person making such a written Competing Proposal and its representatives solely to request clarification of the terms and conditions thereof so as to determine whether such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal; provided, that the Company complies with its notice obligations to Parent with respect to such Competing Proposal (including notice of such further correspondence or discussions) in accordance with the immediately subsequent sentence) from a person that did not result from a breach of Section 5.03(a), which Competing Proposal was made on or after the date hereof and (ii) the Company’s board of directors (or any committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that failure to take the actions described in the subsequent clauses (A) or (B) would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s board of directors to the stockholders of the Company under applicable Law, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Competing Proposal and its representatives and (B) participate in discussions or negotiations with the person making such Competing Proposal and its representatives regarding such Competing Proposal; provided, however, that the Company will not, and will cause the Company Subsidiaries and will use reasonable best efforts to cause the Company Representatives not to, disclose any non-public information regarding the Company to such person without the Company first entering into an Acceptable Confidentiality Agreement with such person. The Company will promptly (and in any event within 36 hours) advise Parent of the receipt of any Competing Proposal, which notice will include, unless the Company is prohibited from doing so pursuant to a Contract in effect as of the date hereof (provided, if such a prohibition exists, the Company shall advise Parent of the subject matter of any such information that cannot be disclosed and shall use commercially reasonable efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws), the identity of the person or persons making such Competing Proposal, an unredacted copy of such Competing Proposal if made in writing (or a written summary of the material terms of such Competing Proposal if not made in writing), any relevant proposed transaction agreements, a copy of any financing commitments (including redacted fee letters), and, substantially concurrently with the delivery thereof to the person (or its representatives) making the Competing Proposal, any information concerning the Company, the Company Subsidiaries or their businesses, assets or properties provided or made available to such other person (or its representatives) by the Company after receipt by the Company of the Competing Proposal that was not previously provided or made available to Parent (such information and documentation, the “Competing Proposal Information”). Following the date hereof, the Company shall keep Parent reasonably informed on a prompt basis of any material change in the terms and conditions of any such Competing Proposal, and none of the Company or any Company Subsidiary shall enter into any Contract that would prohibit them from providing the Competing Proposal Information to Parent or its representatives.

(c) Except as set forth in Section 5.03(d) or Section 5.03(e), neither the Company’s board of directors nor any committee thereof shall, (i) adopt, authorize or approve or recommend any Competing Proposal (or publicly propose to recommend any Competing Proposal), (ii) withhold, withdraw, modify, qualify or amend, in a manner adverse to Parent, the Company Recommendation (or publicly propose to take any of the foregoing actions), (iii) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Competing Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (including for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement thereof pursuant to Rule 14d-2 under the Exchange Act (provided, that, for the avoidance of doubt, a statement that the Company’s board of directors recommends against acceptance of such tender or exchange offer but, in accordance with Section 5.03, is engaging in discussions or negotiations with the person making such tender or exchange offer, shall not be deemed to be a Change of Company Recommendation) (any action set forth in the foregoing clauses (i), (ii) or (iii), a “Change of Company Recommendation”), (iv) allow or authorize the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, arrangement or understanding to effect any Competing Proposal with the person that made such Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, (v) make the provisions of any antitakeover or similar statute or regulation inapplicable to any transactions contemplated by a Competing Proposal, (vi) terminate, amend, release, modify or knowingly fail to use reasonable best efforts to enforce any provision of, or grant any permission, waiver or request under, any standstill agreement entered into by the Company or any Company Subsidiary in respect of or in contemplation of a Competing Proposal (provided, that, to the extent the Company’s board of directors determines in good faith after consultation with its legal counsel that failure to provide a limited waiver to any such standstill agreement solely to permit the counterparty thereto privately to approach the Company’s board of directors regarding a Competing Proposal would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s board of directors to the Company’s stockholders under applicable Law, the Company may provide such limited waiver) or (vii) publicly propose to do any of the foregoing.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company’s board of directors (or any committee thereof) may make a Change of Company Recommendation (and, if so desired by the Company’s board of directors (or any committee thereof), terminate this Agreement in order to cause the Company to enter into a definitive agreement with respect to a Competing Proposal) if and only if:

(i) (A) a written Competing Proposal (that did not result from a breach of Section 5.03(a)) is made to the Company by a third person and (B) the Company’s board of directors (or any committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s board of directors to the stockholders of the Company under applicable Law;

(ii) the Company provides Parent prior written notice of the Company’s intention to make a Change of Company Recommendation or to terminate this Agreement in order to cause the Company to enter into a definitive agreement with respect to the Competing Proposal at least five (5) days prior to making such Change of Company Recommendation or terminating this Agreement (such time period, the “Match Period” and such notice, a “Notice of Change of Recommendation”), which notice shall identify the person making such Superior Proposal and include an unredacted draft of the definitive agreement to effect such Superior Proposal and any financing documents (which may be redacted in a customary manner) relating thereto (it being agreed that neither (x) the delivery of the Notice of Change of Recommendation by the Company nor (y) the public announcement that the Company’s board of directors (or any committee thereof) has received a Competing Proposal, is evaluating such Competing Proposal and has delivered such notice shall constitute a Change of Company Recommendation unless and until the Company shall have failed within 24 hours after the end of the Match Period (after giving effect to the proviso in Section 5.03(d)(iv)) to publicly announce that it (A) is recommending the Merger and (B) has determined that such Competing Proposal (taking into account (x) any modifications or adjustments made to this Agreement agreed to by the Parent in writing and (y) any modifications or adjustments made to such Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal);

(iii) if requested by Parent, the Company has negotiated in good faith, and directed any applicable Company Representatives to negotiate in good faith, with Parent for at least five (5) days following receipt by Parent of such Notice of Change of Recommendation with respect to any changes to the terms of this Agreement proposed by Parent in a written offer; and

(iv) taking into account any changes to the terms of this Agreement agreed to by Parent in a written offer to the Company pursuant to clause (iii) above, the Company’s board of directors (or any committee thereof) has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes agreed to in writing by Parent were to be given effect; provided, that any amendment to the amount or form of consideration contemplated by such Competing Proposal or any other material amendment to the terms of such Competing Proposal (whether or not in response to any changes proposed by Parent pursuant to clause (iii) above) shall require a new Notice of Change of Recommendation and an additional three (3)-day period from the date of such notice during which the terms of clauses (ii) and (iii) above and this clause (iv) shall apply mutatis mutandis.

(e) Other than in connection with a Competing Proposal (which shall be subject to Section 5.03(d) and shall not be subject to this Section 5.03(e)), nothing in this Agreement shall prohibit or restrict the Company’s board of directors (or any committee thereof) from withholding, modifying or amending, in a manner adverse to Parent, the Company Recommendation if there is an Intervening Event, as a result of which, the Company’s board of directors (or any committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure of the Company’s board of directors (or any committee thereof) to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s board of directors to the stockholders of the Company under applicable Law; provided, that:

(i) the Company shall give Parent at least five (5) days advance written notice of its intention to take such action (such time period, the “Intervening Event Period” and such notice, an “Intervening Event Notice”), which notice shall include a reasonably detailed summary of the relevant Intervening Event (it being agreed that neither the delivery of the Intervening Event Notice nor the public announcement that the Company has delivered an Intervening Event Notice shall constitute a Change of Company Recommendation unless and until the Company shall have failed within 24 hours after the end of the Intervening Event Period to publicly announce that it is recommending the Merger);

(ii) the Company shall give Parent at least five (5) days following receipt by Parent of such notice to propose revisions to the terms of this Agreement (or make another proposal) and shall, and shall have directed the applicable Company Representatives to, negotiate in good faith with Parent with respect to such proposed revisions or other proposal, if any, during such five (5)-day period; and

(iii) following the end of such five (5)-day period, the Company’s board of directors (or any committee thereof) determines in good faith, after taking into account any changes to the terms of this Agreement offered by Parent in a written offer to the Company pursuant to clause (ii) above and in consultation with the Company’s outside legal counsel and financial advisors, that the failure of the Company’s board of directors (or any committee thereof) to effect a Change of Company Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s board of directors to the stockholders of the Company under applicable Law.

(f) Nothing contained in this Section 5.03 shall prohibit the Company’s board of directors (or any committee thereof) from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company’s board of directors (or any committee thereof) determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s board of directors to the stockholders of the Company under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company’s board of directors (or any committee thereof) of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation); provided, however, that any disclosure under the foregoing clause (i) shall be deemed a Change of Company Recommendation unless it includes either an express rejection of any applicable Competing Proposal or an express reaffirmation of the Company Recommendation; provided, further, however, that the board of directors of the Company may not make a Change of Company Recommendation unless permitted to do so by Section 5.03(d) or Section 5.03(e).

(g) If any Competing Proposal is made as a result of any action by a Company Representative that would constitute a breach of this Section 5.03 had the Company taken such action, such Competing Proposal shall, solely for purposes of Section 5.03(b), Section 5.03(c), Section 5.03(d), Section 7.01(e) and the definition of “Superior Proposal”, be deemed to have resulted from a breach of this Section 5.03.

Section 5.04 Proxy Statement; Stockholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file a preliminary Proxy Statement with the SEC. Subject to Section 5.03, the Proxy Statement shall include the Company Recommendation. Parent shall cooperate with the Company in the preparation of the Proxy Statement, and shall furnish all information concerning it, Sub, the Equity Financing Sources and any of their respective affiliates that is reasonably necessary or appropriate in connection with the preparation of the Proxy Statement. The parties shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. Prior to filing or mailing the Proxy Statement or any related documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or written response and shall consider in good faith any comments on such document or response reasonably proposed by Parent. The Company shall notify Parent promptly of the receipt of any comments (written or oral) to the Proxy Statement from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the transactions contemplated by this Agreement. Notwithstanding any other provision herein to the contrary, no amendment or supplement to the Proxy Statement to modify any information solely relating to Parent, Sub, the Equity Financing Sources and any of their respective affiliates shall be made without the prior written approval of Parent unless required by applicable Law (and then only after Parent has been provided an opportunity to review and comment on such amendment or supplement and the Company has considered in good faith any comments on such amendment or supplement reasonably proposed by Parent).

(b) If, at any time prior to the Company Stockholder Meeting, any information relating to the Company or Parent, Sub, the Equity Financing Sources or any of their respective affiliates is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party. Following such notification, the Company shall file with the SEC an appropriate amendment or supplement describing such information as promptly as reasonably practicable after Parent has had a reasonable opportunity to review and comment thereon, and, to the extent the Company determines it is required by applicable Law, the Company shall disseminate such amendment or supplement to the stockholders of the Company.

(c) The Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders in accordance with Section 5.04(a) (and in any event no more than forty-five (45) days after such clearance), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of voting on (i) the approval and adoption of this Agreement and the Merger, (ii) a non-binding advisory proposal to approve change-in-control payments to executives of the Company, and (iii) a proposal to adjourn the Company Stockholder Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the Agreement. Except as required by applicable Law, the Company shall not submit any other proposal to its stockholders at the Company Stockholder Meeting without the prior written consent of Parent. The record date and meeting date of the Company Stockholder Meeting shall be selected by the Company after reasonable consultation with Parent. Notwithstanding any provision of this Agreement to the contrary, the Company may, in its reasonable discretion, adjourn the Company Stockholder Meeting after consultation with Parent only (A) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that the Company has determined in good faith after consultation with its legal counsel is required under applicable Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholder Meeting, (B) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) or is scheduled to reconvene following an adjournment thereof, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholder Meeting or (C) the Company determines the failure to do so would be inconsistent with applicable Law; provided, however, that unless and only for so long as the Company is in a Match Period, the Company Stockholder Meeting shall not be adjourned for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Company Stockholder Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The Company shall, upon the reasonable request of Parent, advise Parent on a daily basis on each of the last seven (7) days prior to the date of the Company Stockholder Meeting (and any reconvening thereof) as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval and whether such proxies have been voted affirmatively or negatively with respect to each of the proposals to be presented at the Company Stockholder Meeting. Subject to Section 5.03, the Company’s board of directors shall recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), and the Company shall, unless there has been a Change of Company Recommendation permitted by this Agreement, or this Agreement has been terminated in accordance with its terms, use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement.

(d) For the avoidance of doubt, the Company shall be permitted to call and hold its 2016 annual meeting of stockholders so long as the matters to be voted upon at such meeting do not include the consideration of any Competing Proposal and would not otherwise constitute a breach of Section 5.03.

Section 5.05 Access to Information. From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent and Sub and their respective representatives, and to the Debt Financing Sources, reasonable access during normal business hours in such a manner as not to interfere with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (b) furnish promptly such information concerning the business, properties, Contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or its representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third person or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; or (iv) breach, contravene or violate any applicable Law (including the HSR Act or any other Antitrust Law); provided, further, if any of the restrictions in the foregoing clauses (i) through (iv) shall apply, the Company shall advise Parent of the subject matter of any such information that cannot be disclosed and shall use commercially reasonable efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives, to hold all information provided or furnished pursuant to this Section 5.05 confidential in accordance with the terms of the Confidentiality Agreement. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall cause their respective representatives accessing such properties to, comply in all material respects with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures. Notwithstanding anything to the contrary contained in this Section 5.05, from the date of this Agreement to the Effective Time, none of Parent, Sub or any of their respective affiliates shall conduct, without the prior written consent of the Company, any environmental investigation at any real property owned or leased by the Company, including any sampling or other intrusive investigation of air, surface water, groundwater or soil at or in connection with any of such real property. The Confidentiality Agreement is hereby amended to include in the definition of “Representatives” contained therein all existing or prospective equity investors, co-investors and debt financing sources of Parent and its affiliates and their respective agents, advisors and representatives; provided that, in connection with the syndication of the Debt Financing, the disclosure of any information to any of the foregoing shall be made subject to the acknowledgment and acceptance by such recipient that such information is being disseminated on a confidential basis in accordance with standard syndication processes or customary market standards for dissemination of such types of information, which shall in any event require “click through” or other affirmative actions on the part of the recipient to access such information. Parent and the Debt Financing Sources shall be permitted to share with the rating agencies confidential information of the Company of the type customarily shared with rating agencies, subject to customary confidentiality procedures.

Section 5.06 Reasonable Best Efforts; Cooperation; Regulatory Filings.

(a) Subject to Section 5.03, (1) each of Parent and the Company shall (and shall cause each of its affiliates to) use its reasonable best efforts to consummate the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied, (2) the Company shall (and shall cause each of its affiliates to) use its reasonable best efforts to consummate the transactions contemplated by the Bank Purchase Agreement and the conditions set forth in the Bank Purchase Agreement to be satisfied (and Parent shall use its reasonable best efforts to assist the Company in connection therewith). Without limiting the generality of the foregoing, Parent shall (and shall cause Sub and each of its affiliates to) and the Company shall (and shall cause each of the Company Subsidiaries to) use its reasonable best efforts to (i) promptly obtain all actions or nonactions, consents (including Required Consents), Permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary or advisable in connection with the consummation of the transactions contemplated hereby or thereby, (ii) as promptly as practicable, and in any event within fifteen (15) Business Days after the date hereof, make and not withdraw (without the other party’s consent) all registrations and filings with any Governmental Entity or other persons necessary or advisable in connection with the consummation of the transactions contemplated hereby, including the filings required of the parties hereto or their “ultimate parent entities” or “ultimate controlling persons” under the HSR Act or any other Antitrust Law and any Banking Laws, and promptly make any further filings pursuant thereto that may be necessary or advisable, (iii) other than with respect to any proceeding under the HSR Act or any other Antitrust Law (which is addressed by Section 5.06(c)), or under any Banking Law or by or before any Banking Regulator (which is addressed by Section 5.06(b)), (A) defend all lawsuits or other legal, regulatory, administrative or other proceedings to which it or any of its affiliates is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or proceeding, (B) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order with respect thereto and (C) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the transactions contemplated hereby and (iv) execute and deliver any additional instruments necessary or advisable to consummate the transactions contemplated hereby or thereby. Neither Parent nor Sub, directly or indirectly, through one or more of their respective affiliates, shall take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the Merger.

(b) Subject to Sections 5.06(d) and 5.06(e), the Company shall (and shall cause each of its affiliates to) promptly make all filings required by the Banking Regulators or Banking Laws in connection with this Agreement and the transactions contemplated hereby or the Bank Purchase Agreement and the transactions contemplated thereby. In furtherance of the obligations set forth in this Section 5.06(b) and notwithstanding any limitations herein or elsewhere in this Agreement, (i) Parent and the Company shall, in consultation with the other and otherwise subject to Parent’s consent right under this Section 5.06(b), use reasonable best efforts to (and to cause each of its affiliates to) avoid or eliminate each and every impediment to the consummation of the Banking Business Transaction and (ii) the Company shall, in consultation with Parent and otherwise subject to Parent’s consent right under this Section 5.06(b), use reasonable best efforts to (and to cause each of its affiliates to) obtain all approvals and consents under any Banking Laws that may be required by any foreign or U.S. federal, state or local Governmental Entity, in each case with competent jurisdiction, so as to enable the parties to consummate the Banking Business Transaction as promptly as practicable; provided, however, that (x) the Company shall not (and shall not permit any of its affiliates to), without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any undertaking or commitment pursuant to this Section 5.06(b) or otherwise in connection with obtaining any required approvals or consents under any Banking Laws for the Banking Business Transaction, if, in each case, the taking of such action would result in Parent, Sub, the Surviving Corporation or any of their respective affiliates incurring any continuing liability or obligation after the Closing that would be material to the Parent and its affiliates, taken as a whole, following completion of the Merger, and (y) the Company shall not be required to make any undertaking, commitment or concession that is not conditioned upon the Closing occurring.

(c) Without limiting the generality of Parent and the Company’s undertaking pursuant to Section 5.06(a), and notwithstanding any limitations therein or elsewhere in this Agreement, each of the Parent and the Company shall, and shall cause each of its respective affiliates to, use its and their reasonable best efforts to take as promptly as possible any and all steps necessary to avoid or eliminate each and every impediment under the HSR Act or any other Antitrust Law that may be asserted by any antitrust or competition Governmental Entity or any other person so as to enable the transactions contemplated hereby to be consummated as promptly as possible, including with respect to (but not limited to) complying with or modifying any requests for additional information by any Governmental Entity as soon as possible (including prior to issuance of a “second request”) and using reasonable best efforts to prepare presentations and materials for submission to any such Governmental Entity (including prior to issuance of a “second request”). In addition, Parent shall, and shall cause its affiliates to, prior to the Outside Date, defend through litigation on the merits any claim asserted in court by any person in order to avoid entry of, or to have vacated or terminated, any order that would prevent or delay the consummation of the transactions contemplated hereby, including contesting, defending, resisting or appealing any action or other proceeding until a final, non-appealable order is entered unless this Agreement has been earlier terminated in accordance with its terms. If the parties receive a “second request”, each of the parties shall use reasonable best efforts to certify compliance with such “second request” as promptly as practicable (and in any event within three months after receipt thereof) and to produce documents on a rolling basis, and counsel for both parties will closely cooperate during the entirety of any such “second request” review process. Notwithstanding anything herein to the contrary, neither Parent nor any of its affiliates shall be obligated to consent to any divestiture or other structural or conduct relief in order to obtain clearance from any Governmental Entity. Without limiting the generality of anything contained in this Section 5.06, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from any Banking Regulator, the FTC, the Antitrust Division or any other Governmental Entity regarding the Merger or the Banking Business Transaction, as applicable. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement and Banking Business Transaction. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding. Notwithstanding anything to the contrary in this Section 5.06, no party hereto shall be in violation of this Agreement by virtue of providing information that is competitively sensitive to one another on an “outside counsel only” or other basis designed to ensure compliance with applicable Law (including the HSR Act or any other Antitrust Law).

(d) The Company (i) shall use reasonable best efforts to comply in all material respects with all of its covenants and agreements set forth in the Bank Purchase Agreement in accordance with the terms and subject to the conditions thereof (including any covenants and agreements related to obtaining (or providing the other parties with assistance and cooperation in its efforts to obtain) any consents or approvals required in order to consummate the Banking Business Transaction), and (ii) shall not (and shall cause each of the Company Subsidiaries not to) agree to any amendments or modifications to, or grant or obtain any waivers or consents of, any condition or other provision under the Bank Purchase Agreement that would adversely affect Parent in any material respect, in each case, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). In furtherance of the obligations set forth in Section 5.06(a), the Company shall use reasonable best efforts to consummate the Banking Business Transaction on the terms and conditions described in the Bank Purchase Agreement including (A) using its reasonable best efforts to satisfy on a timely basis all conditions precedent to the Banking Business Transaction as set forth in the Bank Purchase Agreement and (B) at the request of Parent, fully enforcing its rights (and the counterparty’s obligations) under the Bank Purchase Agreement. The Company shall, and shall cause the Company Representatives to, keep Parent informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to consummate the Banking Business Transaction. Without limiting the generality of the foregoing, the Company shall (1) furnish Parent with any proposed draft amendments to the Bank Purchase Agreement and complete, correct and executed copies of any amendments to the Bank Purchase Agreement promptly upon execution thereof and (2) give Parent prompt written notice (w) of any default or material breach (or any event that, with or without notice, lapse of time or both, would (or would reasonably be expected to) give rise to any default or material breach) by any party under the Bank Purchase Agreement of which the Company becomes aware, (x) of any termination of the Bank Purchase Agreement, (y) of the receipt of any written notice or other communication from any person with respect to any (1) default, material breach, termination or repudiation of the Bank Purchase Agreement by any party thereto, or (2) receipt of any regulatory approvals required under Banking Laws to consummate the transactions contemplated by the Bank Purchase Agreement, and (z) if for any reason the Company believes in good faith that it will not be able to consummate the Banking Business Transaction on the terms or in the manner contemplated by the Bank Purchase Agreement, including, without limitation, any actual or potential failure or delay in obtaining any required regulatory approvals, or otherwise in satisfying any other conditions necessary, in each case, to consummate the Banking Business Transaction on the terms set forth in the Bank Purchase Agreement. Promptly following the closing of the transactions contemplated by the Bank Purchase Agreement, the Company shall (and shall cause the Company Subsidiaries to) take all actions reasonably necessary to (i) surrender any Federal Deposit Insurance Corporation deposit insurance of the Company or any Company Subsidiary and (ii) receive confirmation of such surrender from the Federal Deposit Insurance Corporation.

(e) In addition to its other obligations under this Section 5.06, prior to the Closing, Parent shall, and shall use its reasonable best efforts to cause its affiliates and the Equity Financing Sources to, provide to the Company all reasonable cooperation requested by the Company with respect to the (i) the Company’s performance of its obligations under the Bank Purchase Agreement, (ii) the establishment of the Program (as defined in the Bank Purchase Agreement) and (iii) the consummation of the transactions contemplated by the Bank Purchase Agreement. Prior to the Closing, Parent shall not and shall use its reasonable best efforts to cause its affiliates not to enter into any agreements with any party to the Bank Purchase Agreement or any of such person’s affiliates relating to this Agreement, the Bank Purchase Agreement or any of the transactions or matters contemplated hereby or thereby without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided, that no prior written consent of the Company is required for Parent to enter into any such agreement to the extent that such agreement do not take effect until after the Closing Date or otherwise only relates to matters that arise from and after the Closing Date. Parent shall permit the Company to be reasonably involved in meetings and substantive scheduled discussions with the counterparty to the Bank Purchase Agreement or any of its affiliates relating to the consummation of the transactions contemplated by this Agreement or the Bank Purchase Agreement or any party’s obligations prior to Closing under this Agreement or the Bank Purchase Agreement, provided, that Parent shall not be required to include the Company in any portions of such meetings or discussions during which competitively sensitive information of Parent or any of its affiliates is being discussed.

(f) Notwithstanding anything contained herein to the contrary, and without limiting in any respect Parent’s obligations to use reasonable best efforts to consummate the Banking Business Transaction pursuant to this Section 5.06, in the event the Bank Purchase Agreement is terminated, Parent shall use its reasonable best efforts to take all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to arrange for the Company an alternative transaction for the sale of the Banking Business (an “Alternative Banking Business Transaction”), in the most expeditious manner practicable (and, in any event, prior to the date that is five (5) Business Days before the Outside Date), pursuant to a transaction with another third party and on terms reasonably acceptable to the Company and pursuant to a replacement Bank Purchase Agreement (such alternative transaction arranged by Parent for the Company or any alternative transaction arranged by the Company, the “Alternative Bank Purchase Agreement”); provided that the Company shall not, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), enter into any Alternative Banking Business Transaction on terms or conditions (i) that are materially less favorable to the Company (or from and after the Effective Time, Parent or the Surviving Corporation) than the Banking Business Transaction contemplated by the Bank Purchase Agreement delivered to Parent as of the date hereof (including with respect to (A) the Tax treatment of such transaction, (B) the retained liabilities of the Company from and after the consummation of any such transaction and (C) the credit card program agreement with the bank purchaser party to the Bank Purchase Agreement) or (ii) that would reasonably be expected to materially impair the timely satisfaction of the conditions to Closing set forth in Article VI. The Company shall, and shall cause the Company Representatives to, permit Parent and its representatives to be involved in discussions, negotiations, communications or other actions regarding such Alternative Banking Business Transaction and related credit card program agreement. Without limiting the generality of the foregoing, the Company shall furnish Parent complete copies of all material drafts of any Alternative Bank Purchase Agreement and related credit card program agreement in connection with the negotiations thereof (in addition to the executed copy of such Alternative Bank Purchase Agreement and related credit card program agreement promptly upon the execution thereof) and shall keep Parent reasonably and promptly informed as to the status and material terms of any negotiations in connection therewith. The Company shall, and shall cause the Company Subsidiaries to, execute and deliver the Alternative Bank Purchase Agreement (subject to Parent’s consent rights under this Section 5.06(f)).

(g) Nothing in this Section 5.06 shall be deemed to prohibit or limit the Company’s and the Company Subsidiaries’ ability to take the actions contemplated by Section 5.03.

Section 5.07 Financing.

(a) Parent and Sub shall use their reasonable best efforts and do all things necessary or advisable to obtain the Financing as soon as reasonably practicable and, in any event, not later than the date the Closing is required to be effected in accordance with Section 1.02, on the terms and conditions (including, to the extent applicable, the “flex” provisions) described in the Financing Commitments (for purposes of this Section 5.07, the Financing Commitments and the Debt Commitment Letter shall include any Fee Letter), including using reasonable best efforts to (i) enter into definitive agreements with respect to the Debt Financing on the terms and conditions (as such terms may be modified or adjusted in accordance with the terms of the Debt Commitment Letter, and within the limits of the “flex” provisions contained in any Fee Letter) contemplated by the Debt Commitment Letter or on such other terms acceptable to Parent and the applicable Debt Financing Sources so long as such other terms would not (x) delay or prevent the Closing, (y) adversely impact or delay in any respect the likelihood of the funding of the Debt Financing or the Equity Financing (or satisfaction of the conditions to obtaining any of the Financing) or (z) adversely impact the ability of Parent or Sub to enforce its rights against the other parties to the Debt Commitment Letter or the Equity Commitment Letter or the Definitive Debt Financing Agreements (in each case, in accordance with their terms) or the ability of Parent or Sub to timely consummate the transactions contemplated hereby (the “Definitive Debt Financing Agreements”), (ii) satisfy on a timely basis all terms, conditions and covenants, including with respect to the payment of any commitment, engagement or placement fees, applicable to Parent or Sub in the Financing Commitments and the Definitive Debt Financing Agreements that are in Parent’s and Sub’s control to satisfy, (iii) consummate (and cause the Financing Sources to consummate) the Financing at or prior to Closing and (iv) enforce their rights under the Financing Commitments and the Definitive Debt Financing Agreements. Prior to the Closing, Parent and Sub shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments or the Definitive Debt Financing Agreements without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed); provided that, without the Company’s consent, Parent and Sub may (1) agree to any amendments, restatements, modifications or waivers to the Debt Commitment Letter or the Definitive Debt Financing Agreements if such amendment, restatement, modification or waiver would not (and would not be reasonably expected to) (A) reduce the aggregate amount of the Debt Financing or Equity Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fee) unless, in the case of any reduction in the amount of the Debt Financing, the Equity Financing is increased by a corresponding amount (and vice versa), (B) impose new or additional conditions, or otherwise expand or adversely amend any conditions, to the receipt of the Debt Financing or Equity Financing, (C) delay or prevent the Closing, (D) adversely impact the likelihood of the funding of the Debt Financing or the Equity Financing (or satisfaction of the conditions to obtaining any of the Financing) or (E) adversely impact the ability of Parent or Sub to enforce its rights against the other parties to the Debt Commitment Letter or the Equity Commitment Letter or the Definitive Debt Financing Agreements or the ability of Parent or Sub to timely consummate the transactions contemplated hereby (clauses (A), (B), (C), (D) and (E), collectively, the “Prohibited Financing Amendments”); and (2) amend, restate, supplement or otherwise modify the Debt Commitment Letter or the Definitive Debt Financing Agreements to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement (but not make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Prohibited Financing Amendment. Parent and Sub shall use their reasonable best efforts to maintain in effect the Financing Commitments (including any Definitive Debt Financing Agreements) until the Closing occurs (provided, that the foregoing shall not limit Parent’s or Sub’s right to amend, restate, modify or waive the terms of the Debt Commitment Letter or the Definitive Debt Financing Agreements in accordance with the immediately preceding sentence). Prior to Closing, neither Parent nor Sub shall release or consent to the termination of the obligations of the Debt Financing Sources under the Debt Commitment Letter or the Definitive Debt Financing Agreements without the prior written consent of the Company.

(b) Notwithstanding anything herein to the contrary, Parent shall have the right to (i) reduce the commitments under the Debt Commitment Letter by an amount not to exceed the aggregate amount of net cash proceeds from consummated offerings or other incurrences of debt (including notes) of Parent and/or its Subsidiaries consummated after the date hereof for which such proceeds have been received by Parent and/or its Subsidiaries after the date hereof and are not subject to any conditions or contingencies to financing (including conditions to any escrow agreement) that are not contained in, or are more expansive or less favorable to Parent than those contained in, the Debt Commitment Letter and (ii) substitute such proceeds for the amount by which the commitments under the Commitment Letter are reduced; provided that: (A) an amount in cash or cash equivalents equal to such substituted proceeds is retained by Parent and/or its Subsidiaries and such amount has been identified by Parent for the purpose of funding the transactions contemplated by this Agreement and there are no conditions or restrictions on Parent’s ability to use such amount to fund the transactions contemplated by this Agreement (including any restriction as to which a Subsidiary of Parent is subject, to the extent such restriction prohibits such Subsidiary from transferring, directly or indirectly, such amount to Parent); (B) such substituted proceeds shall be in an amount sufficient, together with the Equity Financing and any remaining Debt Financing, to consummate the transactions contemplated hereby; and (C) to the extent any of such proceeds are from consummated offerings or other incurrences of debt (including notes) that have scheduled redemptions or mandatory redemptions or put rights (other than customary change of control redemption or put rights), such scheduled redemption is not scheduled to occur prior to, and such right is not exercisable prior to, a date that is earlier than the Outside Date. Further, Parent shall have the right to substitute commitments in respect of other financing for all or any portion of the Debt Financing from the same and/or alternative bona fide third party financing sources reasonably acceptable to the Company (which will be in an amount sufficient to fund, when taken together with the Equity Financing and the other resources of Parent and other financing arrangements, the Financing Uses), so long as (1) all conditions precedent and contingencies to funding of such financing are in the aggregate, in respect of certainty of funding, equivalent to (or more favorable to Parent than) the conditions precedent and contingencies set forth in the Debt Commitment Letter, to replace the Debt Financing and (2) such substitution does not (x) delay or prevent the Closing, (y) adversely impact the likelihood of the funding of the Debt Financing or the Equity Financing or (z) adversely impact the ability of Parent or Sub to enforce its rights against the other parties to the Debt Commitment Letter or the Equity Commitment Letter or the Definitive Debt Financing Agreements (in each case, in accordance with their terms) or the ability of Parent or Sub to timely consummate the transactions contemplated hereby (“Alternative Financing”). If the Debt Commitment Letter (or any Definitive Debt Financing Agreement) expires or is terminated or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter, Parent and Sub shall use their reasonable best efforts to, as promptly as practicable following the occurrence of such event but no later than the fifth (5th) Business Day immediately preceding the Outside Date, arrange for and obtain debt financing from alternative sources so long as such alternative financing would constitute an Alternative Financing. The new debt commitment letter and fee letter entered into in connection with any Alternative Financing are referred to, respectively, as a “New Debt Commitment Letter” and a “New Fee Letter.” In the event Parent or Sub enter into any such New Debt Commitment Letter (or any amendment, restatement, supplement or modification of the Debt Commitment Letter in accordance with the terms of Section 5.07(a)), (a) Parent and Sub shall promptly provide the Company with true, correct and complete copies thereof, (b) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as so modified or by such New Debt Commitment Letter, as applicable, and (c) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Debt Commitment Letter and any Fee Letter as so modified to the extent not superseded by a New Debt Commitment Letter or New Fee Letter, as the case may be, at the time in question and any New Debt Commitment Letter or New Fee Letter to the extent then in effect.

(c) Parent and Sub shall, and shall cause their representatives to, keep the Company informed as promptly as practicable in reasonable detail of the status of their efforts to arrange the Debt Financing and, subject to applicable confidentiality restrictions (which shall be no more restrictive than the Debt Commitment Letter delivered to the Company prior to the Closing Date), substantially concurrently with their execution provide copies of all definitive agreements entered into with respect to the Debt Financing to the Company. Without limiting the generality of the foregoing, Parent shall (i) furnish the Company complete, correct and executed copies of any amendments to the Financing Commitments promptly upon their execution and (ii) give the

Company prompt written notice (A) of any default or breach (or any event that, with or without notice, lapse of time or both, would (or would reasonably be expected to) give rise to any default or breach) by any party under any of the Financing Commitments or the definitive agreements relating to the Financing of which Parent or Sub becomes aware, if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, the Financing, (B) of any termination of either of the Financing Commitments, and (C) of the receipt of any written notice or other written communication from any person with respect to any (1) actual or potential default, breach, termination or repudiation of any Financing Commitment, any definitive agreement relating to the Financing or any provision of the Financing Commitments or the definitive agreements relating to the Financing, in each case by any party thereto, or (2) material dispute or disagreement between or among any parties to any Financing Commitment or the definitive agreements relating to the Financing, in the case of each of clauses (1) and (2), that would reasonably be expected to adversely affect the timely availability of, or the amount of, the Financing.

(d) Prior to the Closing, at Parent’s sole expense, the Company shall, and shall cause the Company Subsidiaries and instruct the Company Representatives to, in each case, use their commercially reasonable efforts to provide to Parent and Sub all customary cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the Debt Financing or any Alternative Financing, including using commercially reasonable efforts (i) to cause management of the Company to participate in a reasonable number of meetings, presentations, sessions with rating agencies and due diligence sessions, in each case, with appropriate seniority and expertise, (ii) to cooperate with marketing efforts for the Debt Financing, including (A) assisting the Debt Financing Sources in benefitting from the existing lending relationships of the Company and the Company Subsidiaries, (B) providing reasonable and customary assistance with the preparation of materials for rating agency presentations, bank information memoranda (including one or more confidential information memoranda) and other offering and marketing materials, (C) delivering customary authorization letters and confirmations (including with respect to presence or absence of material non-public information and accuracy of the information contained therein), (D) providing reasonable cooperation with the Debt Financing sources on their due diligence efforts and the consummation of the Debt Financing to the extent reasonable and customary and (E) updating information provided in writing by Parent describing the Company or the Company Subsidiaries prepared in accordance with normal customary practice in connection with the Debt Financing contemplated by the Debt Commitment Letter such that, after giving effect to such updates, such information, when taken as a whole, will be correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (and, to the extent applicable, subject to the limitations contained in Section 5.05 hereof), (iii) to the extent reasonably requested by Parent and required under the Debt Commitment Letter, (A) obtaining documents reasonably requested by Parent or its Debt Financing Sources relating to the repayment of the existing indebtedness of the Company and the Company Subsidiaries and the release of related liens and other security interests, including customary payoff letters and termination documents and (B) within three (3) Business Days prior to the Closing Date, providing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company or any of the Company

Subsidiaries, in each case as reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date, (iv) furnishing Parent and Sub and the Financing Sources with (A) historic financial information required by paragraph 4 of Exhibit D of the Debt Commitment Letter as in effect on the date hereof, (B) such historic financial information related to the Company and the Company Subsidiaries as is reasonably required by Parent for Parent to produce the pro forma financial statements identified in paragraph 5 of Exhibit D of the Debt Commitment Letter as of the date hereof and specified in writing by Parent to the Company and (C) such other customary financial data or other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent in writing no later than 20 Business Days after the date hereof and that is reasonably necessary to consummate the Debt Financing (clauses (A), (B) and (C) together, the “Required Information”), provided that the Company and the Company Subsidiaries shall have no obligation to prepare or provide any projections or information in connection with the potential purchase price accounting treatment of the Merger, provided that none of the following shall be considered the Required Information and the Company shall have no obligation to provide any such information: (1) any post-Closing or pro forma cost savings, capitalization and other post-Closing or (and the assumptions relating thereto) desired by the Parent to be reflected in such pro forma data, (2) any projections or any information in connection with the potential purchase price accounting treatment of the Merger, (3) in the case of clause (C) of the definition of Required Information, any other information concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma adjustments or (4) in the case of clause (C) of the definition of Required Information, any adjustments to any pro forma financial information required to be provided in accordance with the Debt Commitment Letter, (v) cooperate to facilitate the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral in connection with the Debt Financing and to deliver original stock certificates, if any, together with customary stock powers executed in blank, with respect to the Company and the material, wholly owned U.S. Company Subsidiaries that are required by the Debt Commitment Letter to be delivered in order to perfect the security interests of the lenders in such collateral and (vi) take all actions reasonably requested by Parent and necessary to permit the prospective lenders involved in the Debt Financing to evaluate the Company’s and the Company Subsidiaries’ inventory, current assets and cash management systems for the purpose of establishing collateral arrangements (including sufficient access to allow the Debt Financing Sources to complete field exams and conducting the commercial finance examination and inventory appraisals contemplated by the Debt Commitment Letter within the time frame described therein) (and, to the extent applicable, subject to the limitations contained in Section 5.05 hereof); provided, however, that (1) nothing herein shall require such cooperation to the extent it would (A) interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or (B) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter or Company Bylaws or other comparable organizational documents of the Company Subsidiaries, any Applicable Laws or any Contract, (2) neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing or that would be effective at or prior to the Effective Time, (3) neither the Company’s board of directors nor any of the Company Subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any Financing or agreements related thereto (or any Alternative Financing), (4) neither the Company nor any of the Company Subsidiaries shall be required to execute or deliver any agreements, certificates or instruments in connection with any Financing (or any Alternative Financing), provided that Parent shall be permitted to request that employees of the Company who have been significantly involved in the negotiation of the Debt Financing and will continue to be employees following Closing execute such agreements, certificates or instruments and (5) in no event shall the Company be in breach of this Agreement because of the failure of any financial or other information to be delivered that is not available to the Company at the time requested by Parent. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. None of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for reasonable out-of-pocket costs or expenses that are reimbursed by Parent as provided below in this Section 5.07(d)) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company or any of the Company Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing (including any action taken in accordance with this Section 5.07(d)) and any information utilized in connection therewith (other than historical information provided in writing by the Company, the Company Subsidiaries or the Company Representatives specifically for use in connection therewith). Nothing contained in this Section 5.07(d) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

(e) Each of Parent and Sub acknowledges and agrees that neither the obtaining of the Financing or any alternative financing is a condition to the Closing. Notwithstanding anything to the contrary, the condition set forth in Section 6.02(b), as it applies to the Company’s obligations under this Section 5.07, shall be deemed satisfied unless the Financing has not been obtained primarily as a result of the Company’s or any Company Subsidiary’s willful and material breach of its obligations under this Section 5.07 with respect to the Financing.

(f) For the avoidance of doubt, the obligations contained in this Section 5.07 shall terminate upon the occurrence of the Closing.

Section 5.08 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release, the contents of which have received prior approval from both such parties, and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement without the other party’s prior written consent; provided, that the restrictions set forth in this Section 5.08 shall not apply to any press release, public statement or other announcement issued or made, or proposed to be issued or made, (a) by the Company in connection with a Competing Proposal or

Change of Company Recommendation or (b) as may be required by applicable Law, the fiduciary duties of the board of directors of the Company to the stockholders of the Company under applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, which, in the case of clause (b), the party making such release, statement or other announcement shall use reasonable best efforts to consult with the other party to the extent practicable and permissible under applicable Law.

Section 5.09 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Effective Time until the sixth (6th) anniversary thereof, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law and the Company’s or the applicable Company Subsidiary’s organizational documents, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director, officer or fiduciary under benefit plans prior to the Effective Time (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.09. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Law).

(b) Insurance. The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for a “tail” insurance and indemnification policy for a claims reporting period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy; provided, however, that neither the Company nor Parent shall purchase such a “tail” policy for a premium amount for any one year in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance (the “Tail Cap”). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six (6) year period thereunder are being adjudicated) the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6) year period (and for so long thereafter as any claims brought before the end of such six (6) year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such D&O Insurance to the extent exceeding 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance and if the premiums of such insurance coverage with respect to any policy year exceed the Tail Cap, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Tail Cap.

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the successors, assigns or transferees of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 5.09.

(d) Continuation. For not less than six (6) years from and after the Effective Time, the amended and restated certificate of incorporation and the amended and restated bylaws of the Surviving Corporation and the certificate of incorporation and bylaws (or other similar documents) of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company Bylaws or the equivalent organizational documents of any Company Subsidiary. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary and which are set forth in Section 5.09(d) of the Company Disclosure Letter shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e) Benefit. The provisions of this Section 5.09 (i) are intended, after the Closing, to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, (ii) shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and (iii) shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 5.09 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 5.09, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the

Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.09 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10 Takeover Statutes. The parties shall use all reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Merger or the other transactions contemplated by this Agreement and (b) if any Takeover Statute is or becomes applicable to restrict or prohibit any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such transactions.

Section 5.11 Employee Benefit Matters.

(a) From and after the Effective Time and for a period ending on December 31, 2017, Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time and who remains employed by Parent or its Subsidiaries, including the Surviving Corporation, following the Effective Time (each, a “Company Employee”) (i) a base salary or wage rate that is no less favorable than the base salary or wage rate provided to such Company Employee immediately prior to the Effective Time, (ii) an annual cash bonus opportunity and/or cash commission opportunity (if applicable) that is not less favorable than the aggregate annual cash bonus opportunity and/or cash commission opportunity (if applicable) (excluding any award opportunity under any “Spot Award Policy” or any “Recognition Award” (in each case, as defined in Section 3.13 of the Company Disclosure Letter)) provided to such Company Employee immediately prior to the Effective Time, (iii) severance benefits that are no less favorable than the severance benefits provided under the severance plan, policy or agreement in effect for the benefit of such Company Employee immediately prior to the Effective Time, (iv) long-term incentive compensation opportunities that are no less favorable than those provided by Parent to similarly situated employees of Parent and its Subsidiaries (if any) and (v) other compensation and benefits (including retirement and welfare benefits and paid-time off, but excluding long-term incentive, equity-based or equity-linked compensation) that are no less favorable, in the aggregate, than the other compensation and benefits provided to such Company Employee immediately prior to the Effective Time.

(b) Without limiting the generality of Section 5.11(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event); provided, that, the foregoing shall not prohibit Parent or its Subsidiaries (including the Surviving Corporation) from amending, suspending or terminating any such arrangements in accordance with their terms.

(c) For all purposes (including for purposes of determining eligibility to participate, level of benefits, vesting and benefit accruals (but not for purposes of defined benefit pension accruals)) under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, including any vacation, paid time off and severance plans, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e) If requested by Parent in writing at least fifteen (15) Business Days prior to the Effective Time, the Company shall cause any Company Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be reasonably acceptable to Parent) not later than two (2) Business Days immediately preceding the Effective Time, and the Company Employees shall be eligible to participate, effective as soon as practicable following the Effective Time, in a defined contribution plan intended to be qualified under Section 401(a) of the Code sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). Parent shall take all actions necessary to permit the Company Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof in an amount equal to the full account balance (including earnings thereon) distributed to such Company Employee from the Company 401(k) Plan.

(f) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment or adoption of any Company Benefit Plan or any other arrangement or create any rights or obligations except between the parties hereto, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Agreement (including this Section 5.11) or entitle any person not a party to this Agreement to assert any claim hereunder, or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan or (B) retain the employment of any particular employee.

(g) Prior to the Closing, the Company shall deliver to Parent a true and complete list of all Company Options and RSUs outstanding as of the Closing Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject to such Company Option or RSU, and (iii) the exercise price for each such Company Option.

(h) In connection with the Banking Business Transaction, the Company shall consult with and reasonably consider the views of Parent prior to agreeing to the Company Employees who will be listed as Business Employees within the meaning of the Bank Purchase Agreement.

Section 5.12 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II. Except as otherwise provided in this Agreement, all sales, use, value added, documentary, stamp duty, gross receipts, registration, transfer, transfer gain, conveyance, excise, recording, license and other similar taxes and fees incurred in connection with the Merger shall be paid when due by Parent, Sub or, after the Closing, the Surviving Corporation.

Section 5.13 Rule 16b-3 Matters. Notwithstanding anything to the contrary contained herein, the Company shall be permitted to take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the transactions contemplated by this Agreement are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Defense of Litigation. The Company shall control, and shall give Parent the opportunity to participate in, and, in any event, consult with Parent and keep Parent reasonably informed with respect to, any material developments regarding, the defense of any Proceeding brought by stockholders of the Company against the Company or its directors or officers arising out of or relating to the transactions contemplated by this Agreement after the date hereof; provided, however, that the Company shall not settle any such Proceeding without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement (a)(i) is solely for monetary damages entirely covered within the limits of the Company’s and the Company Subsidiaries’ insurance policies (other than the deductible under insurance policies) and (ii) is to provide additional disclosure in the Proxy Statement that does not (x) disparage Parent, Sub, the Company, the Surviving Corporation or any of the respective affiliates or businesses of the foregoing or the impact or effect of the transactions contemplated by this Agreement or (y) involve the disclosure of competitively sensitive information of Parent, Sub, the Company, the Surviving Corporation or any of the respective affiliates or businesses and (b) if Parent is a named party in such Proceeding, Parent receives the same release as the Company.

Section 5.15 FIRPTA Certificate. At the Effective Time, the Company shall deliver a statement, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, that satisfies the requirements of Treasury Regulation §§ 1.1445-2(c)(3) and 1.897-2(h) to certify that the Company Common Stock is not a U.S. real property interest.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Bank Purchase Agreement. (i) The purchase and sale or other disposition of the Banking Business in accordance with the Bank Purchase Agreement or, if the Bank Purchase Agreement shall have been terminated, an Alternative Bank Purchase Agreement shall have been consummated and (ii) World’s Foremost Bank shall have been merged with and into the Company or a Company Subsidiary and its bank charter shall have been terminated.

(c) Antitrust Approval. The waiting period (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated or any applicable waiting period thereunder shall have been terminated or shall have expired.

(d) No Injunction. No Governmental Entity of competent jurisdiction shall have issued or entered any Order that is in effect and renders the Merger illegal, or prohibits, enjoins or otherwise prevents the Merger.

Section 6.02 Additional Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Section 3.01 (Organization and Qualification; Subsidiaries); Section 3.02 (Capitalization), Section 3.04 (Authority), Section 3.10(b) (No Company Material Adverse Effect), Section 3.21 (Opinion of Financial Advisor), Section 3.22 (Takeover Statutes), Section 3.23 (Vote Required) and Section 3.24 (Brokers)), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a

Company Material Adverse Effect; (ii) the representations and warranties contained in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.04 (Authority), Section 3.21 (Opinion of Financial Advisor), Section 3.22 (Takeover Statutes), Section 3.23 (Vote Required) and Section 3.24 (Brokers) shall be true and correct in all material respects; and (iii) the representations and warranties contained in Section 3.02 (Capitalization) and Section 3.10(b) (No Company Material Adverse Effect) shall be true and correct in all respects other than, in the case of Section 3.02, immaterial exceptions; in the case of each of clauses (i), (ii) and (iii), as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date or expressly covering a specified period, in which case as of such specific date or such specified period).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in Section 6.02(a) and Section 6.02(b).

Section 6.03 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date or expressly covering a specified period, in which case as of such specific date or such specified period).

(b) Agreements and Covenants. Each of Parent and Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of Parent and Sub by an executive officer of each of Parent and Sub as to the satisfaction of the conditions in Section 6.03(a) and Section 6.03(b).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval and whether before or after adoption of this Agreement by Parent as sole stockholder of Sub:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or before the date that is twelve (12) months after the date hereof (the “Outside Date”); provided,

however, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party that has failed to use its reasonable best efforts to satisfy the conditions set forth in Section 6.01(b), Section 6.01(c) and Section 6.01(d), including using its reasonable best efforts to contest, resolve or lift, as applicable, any Order enjoining, restraining or prohibiting the Merger or the Banking Business Transaction, as the case may be; provided, further, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party that has failed in any material respect to comply with Section 5.06;

(c) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting, including any adjournment or postponement thereof;

(d) by either the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued or entered any Order permanently enjoining, restraining or prohibiting the Merger, and such Order shall have become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such Order; provided, further, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party that has failed in any material respect to comply with Section 5.06;

(e) by Parent, at any time prior to the Company’s receipt of the Company Stockholder Approval, if (i) the Company’s board of directors shall have failed to include the Company Recommendation in the Proxy Statement or shall have effected a Change of Company Recommendation, (ii) any of the Persons listed on Section 7.01(e) of the Company Disclosure Letter have breached, or have caused or directed the Company or any of the other Company Representatives to breach, in any material respect any of the obligations under Section 5.03, which such breach shall not have been cured with 5 Business Days of written notice thereof from Parent, or (iii) the Company or its board of directors (or any committee thereof) shall have authorized or publicly proposed the taking of any of the foregoing actions; provided, however, that if the applicable Change of Company Recommendation is made with respect to an Intervening Event pursuant to Section 5.03(e)(iii), Parent shall be required to exercise its termination right under this Section 7.01(e) no later than the earlier of (i) two (2) Business Days prior to the Company Stockholder Meeting (or any reconvening of such Company Stockholder Meeting, as applicable) and (ii) ten (10) Business Days after such Change of Company Recommendation pursuant to Section 5.03(e)(iii);

(f) by the Company, at any time prior to the receipt of the Company Stockholder Approval, if the Company’s board of directors (or any committee thereof) shall have effected a Change of Company Recommendation pursuant to Section 5.03(d) in order to accept a Superior Proposal and enter into a definitive agreement with respect thereto, but only if the Company shall have complied in all respects with its obligations under Section 5.03(d) with respect to such Superior Proposal (and any Competing Proposal that was a precursor thereto) and is otherwise permitted to terminate this Agreement and accept such Superior Proposal pursuant to Section 5.03(d); provided, however that the Company shall prior to or simultaneously with such termination pay the Company Termination Fee to Parent pursuant to Section 7.02(b);

(g) by Parent, if: (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(g) if Parent or Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied;

(h) by the Company, if (i) Parent or Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied; (ii) the Company shall have delivered to Parent written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such breach or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied; or

(i) by the Company, if (i) all of the conditions in Section 6.01 and Section 6.02 (other than (A) those conditions that by their nature are to be satisfied at the Closing and (B) the condition in Section 6.01(b), so long as in the case of this clause (B) such condition would reasonably be expected to be satisfied prior to Closing if the Closing were to be effected as required by this Agreement) have been satisfied or waived, (ii) the Company has irrevocably confirmed to Parent in writing that the Company is ready, willing and able to consummate the Closing, and (iii) Parent and Sub have failed to consummate the Closing within two (2) Business Days following the date by which the Closing is required to have occurred pursuant to Section 1.02 (assuming the condition in Section 6.01(b) has been satisfied).

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to the last two sentences of Section 5.07(d), Section 5.07(e), Section 5.12, this Section 7.02 and Article VIII, (ii) the Confidentiality Agreement shall continue in full force and effect in accordance with its terms and (iii) except as set forth in Section 7.02(c), with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) In the event that this Agreement is terminated:

(i) by (A) Parent pursuant to Section 7.01(e), (B) the Company pursuant to Section 7.01(f) or (C) by either Parent or the Company pursuant to Section 7.01(b) or Section 7.01(c) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 7.01(e), then the Company shall pay to Parent or its designee, within two (2) Business Days following the date of such termination by Parent or the Company, as applicable, described in clauses (A) and (C), or prior to or concurrently with such termination by the Company described in clause (B), the Company Termination Fee;

(ii) by (1) Parent pursuant to Section 7.01(g) or (2) either Parent or the Company pursuant to Section 7.01(b) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 7.01(g) or pursuant to Section 7.01(c) if, in each case, (A) prior to the Company Stockholder Meeting a Competing Proposal shall have been made to the Company’s board of directors (in the case of a termination pursuant to Section 7.1(b) or Section 7.01(g)) or directly to the Company’s stockholders or shall have otherwise become publicly known or disclosed and not publicly withdrawn or publicly rejected by the Company prior to the Company Stockholder Meeting and (B) within twelve (12) months after the termination of this Agreement, the Company shall have entered into a definitive agreement with respect to such Competing Proposal and such Competing Proposal is subsequently consummated (whether or not such consummation occurs within such twelve (12) month period), then the Company shall pay to Parent or its designee, within two (2) Business Days after the consummation of such Competing Proposal, the Company Termination Fee; provided that for purposes of this Section 7.02(b)(ii), the term “Competing Proposal” shall have the meaning assigned to such term, except that all percentages therein shall be changed to “50%”;

(iii) by the Company pursuant to Section 7.01(i), then Parent shall promptly pay to the Company or its designee, within two (2) Business Days following the date of such termination, the Parent Termination Fee; or

(iv) by the Company or Parent pursuant to Section 7.01(b) or Section 7.01(d) (but only, in the case of Section 7.01(d), if such termination is a result of an Order issued under the HSR Act or any other Antitrust Law) and at the time of such termination, (x) the condition set forth in Section 6.01(d) shall not have been satisfied as a result of an Order issued by a Governmental Entity of competent jurisdiction under the HSR Act or other Antitrust Law or the condition in Section 6.01(c) shall not have been satisfied and (y) all of the other conditions set forth in Section 6.01 (other than (1) the conditions that by their terms are to be satisfied at the Closing but which conditions would be satisfied if the Closing Date were the date of such termination or (2) the condition in Section 6.01(b), so long as in the case of this clause (2) such condition would reasonably be expected to be satisfied prior to the Closing if the Closing were be effected as required by this Agreement) then Parent shall promptly pay to the Company or its designee, within two (2) Business Days following the date of such termination, the Parent Termination Fee; provided that no Parent Termination Fee shall be payable by Parent pursuant this Section 7.02(b)(iv) if (x) at the time of termination Parent would have otherwise been permitted to terminate this Agreement pursuant to Sections 7.01(c) or (g) or (y) Parent terminates this Agreement pursuant to Sections 7.01(b) or (d) at a time when the Company is not permitted to terminate this Agreement pursuant to such sections as a result of the provisos set forth therein.

(c) Each of the Company, Parent and Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, Parent, Sub and the Company would not enter into this Agreement. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b). In no event shall Parent be required to pay to the Company more than one Parent Termination Fee pursuant to Section 7.02(b). In the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b), the receipt of the Company Termination Fee shall be the sole and exclusive remedy against the Company and the Company’s Related Parties for any and all Losses suffered or incurred by Parent, Sub, any of their respective Related Parties or any other person in connection with this Agreement (and the termination hereof), the Merger and the other transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, whether such Losses are based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise. In the event that the Company receives full payment of the Parent Termination Fee pursuant to Section 7.02(b)(iii) or Section 7.02(b)(iv), the receipt of the Parent Termination Fee shall be the sole and exclusive remedy against Parent, Sub and Parent’s Related Parties for any and all Losses suffered or incurred by the Company or any of its Related Parties or any other person in connection with this Agreement (and the termination hereof), the Merger and the other transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, whether such Losses are based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise); provided, however, that in the event of a willful and material breach by Parent or Sub of Section 5.06 with respect to their obligations relating to obtaining clearance of the Merger and the other transactions contemplated hereby under the HSR Act or any other Antitrust Law, in addition to the Parent Termination Fee paid to the Company by Parent under Section 7.02(b)(iv), the Company shall be entitled to pursue one or more claims for damages against Parent in an aggregate amount not to exceed an additional $115,000,000.

Section 7.03 Amendment. Subject to Section 8.06(d), this Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there may not be any amendment of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the Company’s stockholders hereunder without the approval of the Company’s stockholders at a duly convened meeting of the Company’s stockholders called to obtain approval of such amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.04 Waiver. Subject to Section 8.06(d), at any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Stockholder Approval, there may not be any extension or waiver of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the Company’s stockholders hereunder without the approval of the Company’s stockholders at a duly convened meeting of the Company’s stockholders called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained in this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by email or facsimile transmission (provided that confirmation of receipt of the email or facsimile transmission is obtained, as applicable), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub:

Bass Pro Group, LLC

2500 East Kearney

Springfield, Missouri 65898

Attention: James A. Hagale

Facsimile: (417) 831-2802

Email: jahagale@basspro.com

with a copy to (for information purposes only):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Attention:  Michael Pucker

                  Scott Hairston

Facsimile: (312) 993-9767

Email:  michael.pucker@lw.com

             scott.hairston@lw.com

If to the Company:

Cabela’s Incorporated

One Cabela Drive

Sidney, Nebraska 69160

Attention:  Legal Department

Facsimile:   (308) 254-8060

with copies to (for information purposes only):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention:  Brian J. Fahrney

                  Scott R. Williams

Facsimile: (312) 853-7036

Email:  bfahrney@sidley.com

             swilliams@sidley.com

Section 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Parent and Sub may assign this Agreement and any of its rights hereunder without the prior written consent of the Company to (a) any of the Debt Financing Sources pursuant to the terms of the Debt Commitment Letter or Definitive Debt Financing Agreements to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement and its rights hereunder as collateral in respect of the Debt Financing or (b) to any of its affiliates; provided further, however, that no such assignment shall relieve Parent or Sub of any of their respective obligations hereunder. Any assignment or transfer in violation of the preceding sentence shall be void.

Section 8.06 Parties in Interest.

(a) Except for (i) Article II, which, after the Closing, shall be for the benefit of any person entitled to payment thereunder and (ii) Section 5.09, which, after the Closing, shall be for the benefit of each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, Parent, Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under clauses (i) and (ii) of the preceding sentence shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Except as provided in Section 8.10(c) solely with respect to the Equity Financing Sources, any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. Subject to Sections 7.02(c) and 8.10(c), other than each Equity Financing Source that is party to the Equity Commitment Letter and then solely with respect to the Equity Financing Sources’ obligations thereunder, no former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, general or limited partners or assignees of the Company, Parent, Sub, the Equity Financing Sources or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, trustee general or limited partner, affiliate, agent or assignee of any of the foregoing (collectively, “Related Parties”) shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company,

Parent or Sub under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions (including the Merger)), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise.

(c) Except as provided in Section 8.10(c) solely with respect to the Equity Financing Sources or any Equity Commitment Letter and then solely with respect to the Equity Financing Sources’ obligations thereunder, notwithstanding anything to the contrary contained herein, none of the Company or any of its Related Parties (other than Parent and Sub) shall have any rights or claims against any Financing Sources in connection with this Agreement, the Financing, any Alternative Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against the Company or any of its Related Parties (other than Parent and Sub) in connection with this Agreement, the Financing, any Alternative Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise (other than the Financing Sources’ rights in Section 8.06(d)); provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Financing or Alternative Financing under any commitment letter related thereto. No Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortuous nature.

(d) Notwithstanding anything herein to the contrary, (x) the Debt Financing Sources shall be express third party beneficiaries of Sections 5.07(d), 7.02, 8.05, 8.06(c), 8.08(c), 8.08(d) and this Section 8.06(d), and each of such Sections shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such Sections and (y) Sections 5.07(d), 7.02, 8.05, 8.06(c), 8.08(c), 8.08(d) and this Section 8.06(d) (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

(e) Notwithstanding anything herein to the contrary, (x) the Equity Financing Sources shall be express third party beneficiaries of Sections 7.02, 8.08(c), 8.08(d), 8.10 and this Section 8.06, and each of such Sections shall expressly inure to the benefit of the Equity Financing Sources and the Equity Financing Sources shall be entitled to rely on and enforce the provisions of such Sections and (y) Sections 7.02, 8.08(c), 8.08(d), 8.10 and this Section 8.06 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Equity Financing Sources without the prior written consent of the Equity Financing Sources; provided, however, in no event shall anything herein (including this Section 8.06) limit, impair or otherwise affect in any respect any of Parent’s or any of its affiliates’ or the Company’s or any of its affiliates’ rights against any of the Equity

Financing Sources or any of their affiliates (or any of the obligations of the Equity Financing Sources or any of their affiliates to Parent and its affiliates or the Company and its affiliates) under the Equity Commitment Letter or any other Contract between or among any of them.

Section 8.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” Whenever the phrase “has not had and would not be reasonably be expected to have a Company Material Adverse Effect” is used, “has not had” shall be construed to mean “has not had since January 1, 2016”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Financing is the responsibility of Parent and Sub and not the Company or any Company Subsidiary and that (i) the Company makes no representations or warranties relating to the Financing (including whether the Company has authorized the Financing or whether any of the transactions contemplated by the Financing conflict with or violate any obligation of the Company or any Company Subsidiary or Contract to which the Company or any Company Subsidiary is a party), (ii) except for Section 5.07(d), none of the covenants of the Company in this Agreement require the Company to take any action relating to the Financing and (iii) for purposes of the representations and warranties and covenants and obligations of the Company hereunder, the transactions contemplated by this Agreement shall not include the Financing. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that (A) except as set forth in Section 3.25, the Company makes no representations or warranties relating to the Bank Purchase Agreement, the Banking Entities or the Banking Business (including any Indebtedness of any Banking Entity), (B) the Company shall be permitted to take any actions required by the Bank Purchase Agreement or any other agreements or documents related thereto and doing so shall not be considered a breach or violation of this Agreement and (C) no Banking Business Transaction shall be considered a Competing Proposal unless it meets the requirements set forth in the definition thereof.

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof that would require the application of the Laws of any other jurisdiction.

(b) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties agrees not to commence any Proceeding relating thereto except in the courts in the State of Delaware, as described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in the State of Delaware, as described above, for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE TRANSACTIONS CONTEMPLATED BY THE FINANCING, THE EQUITY COMMITMENT LETTER AND THE DEBT COMMITMENT LETTER AND ANY CONTROVERSY AGAINST ANY FINANCING SOURCE). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.08(C).

(d) Notwithstanding anything herein to the contrary, each Company Related Party and each of the other parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.02 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that, subject to Section 8.10(c), the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties agrees that, subject to Section 8.10(c), (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under this Section 8.10 prior, or as a condition, to exercising any termination right under Article VII

(and pursuing damages after such termination), nor shall the commencement of any legal proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any proceeding for specific performance under this Section 8.10.

(c) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall only be entitled to specific performance of Parent’s obligations to cause the Equity Financing to be funded and to consummate the transactions contemplated by this Agreement (including the Merger), including by demanding Parent to enforce the obligations of the Equity Financing Sources and Parent’s rights under the Equity Commitment Letter, in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions), (ii) Parent fails to complete the Closing on the date the Closing should have occurred in accordance with Section 1.02, (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iv) the Company has irrevocably confirmed in writing to Parent that the Closing will occur if specific performance is granted and the Debt Financing and the Equity Financing is funded. For the avoidance of doubt, in no event shall the Company be entitled to (A) enforce specifically the Parent’s right to cause the Equity Financing to be funded or to consummate the transactions contemplated by this Agreement (including the Merger) if the Debt Financing has not been funded and will not be funded at the Closing if the Equity Financing is funded at the Closing or (B) receive both a grant of specific performance and payment of the Parent Termination Fee.

*  *  *  *  *  *  *  *

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

BASS PRO GROUP, LLC

By:	/s/ James A. Hagale
Name:	James A. Hagale
Title:	President

PRAIRIE MERGER SUB, INC.

By:	/s/ James A. Hagale
Name:	James A. Hagale
Title:	President

CABELA’S INCORPORATED

By:	/s/ Thomas L. Millner
Name:	Thomas L. Millner
Title:	Chief Executive Officer

[Merger Agreement]

Annex I

Defined Terms

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions of the relevant person that has made a Competing Proposal, which provisions are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person.

“Aggregate Merger Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares).

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder; (b) the UK Bribery Act 2010; (c) any activity prohibited by any resolution of the U.N. Security Council under Chapter VII of the U.N. Charter or the Organization for Economic Cooperation and Development’s Good Practice Guidance on Internal Controls, Ethics, and Compliance; (d) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on 17 December 1997, which entered into force on 15 February 1999, and the Convention’s Commentaries; and (e) all other applicable anti-corruption laws.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Balance Sheet Date” means July 2, 2016.

“Bank Purchase Agreement” means (a) the purchase and sale agreement, dated as of the date hereof among the Company, World’s Foremost Bank, a Nebraska banking corporation, and Capital One, National Association, a national banking association, (b) the credit card program agreement dated as of the date hereof between the Company and Capital One, National Association, a national banking association (or if one or more of such agreements are terminated, the alternative purchase and sale and credit card program agreements entered into as contemplated by this Agreement to sell or dispose of the Banking Business and operate the credit card program) and (c) all exhibits, schedules and amendments to any of the foregoing and all ancillary agreements (including forms thereof to be entered into at the consummation of the Banking Business Transaction), documents and instruments contemplated by any of the foregoing. Bank Purchase Agreement shall also mean any Alternative Bank Purchase Agreement that is entered into in accordance with the provisions of this Agreement.

“Banking Business” means the business of the Banking Entities, including the credit card program business operated by the Company, using World’s Foremost Bank, a Nebraska banking corporation, as the issuer.

“Banking Business Transaction” means together (i) the transactions contemplated by the Bank Purchase Agreement and (ii) the merger of World’s Foremost Bank, a Nebraska banking corporation, with and into the Company or a Company Subsidiary and the termination of the bank charter of World’s Foremost Bank.

“Banking Entities” means World’s Foremost Bank, a Nebraska banking corporation, and its Subsidiaries.

“Banking Laws” means all laws, rules and regulations applicable to the Banking Business.

“Banking Regulators” means all Governmental Entities that are required to approve the Banking Business Transaction.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means, each employee benefit and compensation plan, Contract, policy, program or arrangement, including (but not limited to) any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any employment, compensation, deferred compensation, pension, retirement, severance, tax gross-up, retention, transaction, change in control, equity- or equity-linked, stock purchase, incentive and bonus plans, Contracts, policies, programs, or arrangements, in each case, (a) maintained by, contributed to, or sponsored by the Company or any Company Subsidiary, (b) for the benefit of any current or former employee, officer, director or independent contractor (who is a natural person or a personal services entity) of the Company or any Company Subsidiary, or (c) with respect to which the Company or any Company Subsidiary is a party or has any obligation, in each case, other than (x) any Multiemployer Plan (as defined in Section 3.13(d)) or (y) any plan, Contract, policy, program, or arrangement which is mandated and administered by a Governmental Entity.

“Company IP” means the Company Owned IP and any Intellectual Property Rights exclusively licensed to the Company or any Company Subsidiary from a third party.

“Company Material Adverse Effect” means any change, circumstance, event or effect (each an “Effect”) that is having, or would reasonably be expected to have, individually or in the aggregate together with all other Effects, a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect to the extent arising out of or resulting from the following shall constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (a) the entry into or the announcement or pendency of this Agreement, the Bank Purchase Agreement or the transactions contemplated hereby or thereby or the performance of this Agreement, the Bank Purchase Agreement or the consummation of the transactions contemplated hereby or thereby (other than for purposes of any representation or warranty contained in Section 3.05), in each case, including (i) by reason of the identity of Parent, Sub or any of their respective affiliates, (ii)

by reason of any public communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time and (iii) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or regulators; (b) any Effect affecting the general economy or the financial, credit or securities markets in the United States or elsewhere in the world, including interest rates or exchange rates or any changes therein, or any Effect generally affecting any business or industries in which the Company and the Company Subsidiaries operate; (c) the suspension of trading in securities generally on NYSE; (d) any change in any applicable Law or GAAP or other applicable accounting rules or the interpretation of any of the foregoing; (e) any action taken by the Company or any of the Company Subsidiaries that is expressly required by this Agreement or with Parent’s express written consent; (f) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism; (g) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; (h) any Effect related to liabilities of the Banking Business that are assumed by the purchaser under the Bank Purchase Agreement and which none of Parent, the Surviving Corporation or any of their respective affiliates shall have any liability after the Closing; (i) any changes in the market price or trading volume of the equity securities of the Company, any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency, any changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries or any failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (it being understood that the exceptions in this clause (i) shall not prevent or otherwise affect the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (h)) from being taken into account in determining whether a Company Material Adverse Effect has occurred), provided, that this clause (i) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period; or (i) any actions or claims made or brought by any of the current or former stockholders, equityholders or securityholders of the Company or any Company Subsidiary (or on their behalf or on behalf of the Company or any Company Subsidiary, but in any event only in their capacities as current or former stockholders, equityholders or securityholders) challenging the transactions contemplated by this Agreement or the Merger; provided, further, that with respect to clauses (b), (c), (d), (f), (g) and (i) such Effects shall be taken into account to the extent they materially and disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries and geographic locations in which the Company and the Company Subsidiaries operate.

“Company Owned IP” means any Intellectual Property Rights owned or purported to be owned by the Company or any Company Subsidiary.

“Company Representatives” means the Company’s and the Company Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants and other representatives.

“Company Stock Plan” means the Company’s 2004 Stock Plan, the Company’s 2013 Stock Plan and the inducement grant program established by the Company.

“Company Stock Purchase Plan” means the Company’s 2013 Employee Stock Purchase Plan.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Termination Fee” means an amount in cash equal to $126,000,000.00.

“Competing Proposal” means any bona fide proposal or offer from any person or group relating to (a) any direct or indirect acquisition or purchase from the Company or the Company Subsidiaries, in a single transaction or a series of transactions, of (i) assets (including capital stock of the Company Subsidiaries) representing fifteen percent (15%) or more of the consolidated assets of the Company and the Company Subsidiaries (based on the fair market value thereof, as determined by the board of directors of the Company (or any committee thereof) in good faith) or representing 15% or more of the consolidated net revenues or consolidated net income of the Company and the Company Subsidiaries, including by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which the Company or any Company Subsidiary is a party, or (ii) fifteen percent (15%) or more of the outstanding shares of Company Common Stock, (b) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, fifteen percent (15%) or more of the outstanding shares of Company Common Stock or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which the Company or any Company Subsidiary is a party pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, fifteen percent (15%) or more of the equity securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the transactions contemplated by this Agreement.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Parent dated February 29, 2016.

“Contract” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness to which a person is a party or to which the properties or assets of such person are subject.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Section 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (e) that would be material to the Company and the Company Subsidiaries taken as a whole under corresponding or similar provisions of foreign laws or regulations.

“Copyrights” means United States and non-United States copyrights, rights in work of authorship and mask works (as defined in 17 U.S.C. §901), including copyrights in Software, any related moral rights and registrations and pending applications to register the same.

“Debt Financing Sources” means the agents, arrangers, lenders and other entities party to the Debt Commitment Letter (including any person that becomes a party to the Debt Commitment Letter after the date hereof or any joinder agreements or credit agreements entered into pursuant thereto, but excluding Parent and Sub), together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

“Environmental Laws” means all Laws that (a) regulate or relate to the protection or cleanup of the environment, or the protection of human health or safety, including Laws in respect of Hazardous Substances, or the use, treatment, storage, transportation, handling, exposure to, disposal or release of Hazardous Substances or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or standards of care with respect to any of the foregoing.

“Environmental Permits” means any permit, registration, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Export Control Laws” means all Laws and regulations related to the regulation of imports, exports, re-exports, transfers, releases, shipments, transmissions or any other provision or receipt of goods, technology, software or services.

“Foreign Plan” means any Company Benefit Plan that primarily covers current or former employees, officers, directors, or consultants of the Company or any Company Subsidiary (who are natural persons or personal services entities) based outside of the United States and/or that is governed by the Laws of any jurisdiction outside of the United States.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (a) any officer, officeholder, full or part-time employee or representative of (i) a national, state, regional, provincial, city, county or other local government, (ii) independent agencies of any government, (iii) state-owned businesses or state-controlled businesses or (iv) public educational institutions and their endowments; (b) political party officials and candidates for political office; and (c) any employees of quasi-public or non-governmental international organizations.

“Governmental Entity” means any national, federal, state, county, municipal or local government, or other governmental or regulatory body or political subdivision thereof, any arbitral body and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body.

“Hazardous Substances” means any substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials, polychlorinated biphenlys and toxic mold.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit, performance bonds or similar instruments, (c) obligations of the Company or any of the Company Subsidiaries under any lease of property (real or personal), which obligations are required to be classified as capital leases in accordance with GAAP, (d) obligations of the Company or any Company Subsidiary under conditional sale or other title retention agreements relating to any purchased property or for the deferred purchase price of property or services and (e) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries.

“Intellectual Property Rights” means all rights in and to the following: (a) Patents, (b) Trademarks; (c) Copyrights; (d) Trade Secrets; (e) URL and domain name registrations; (f) all claims and causes of actions arising out of or related to any past, current or future infringement or misappropriation of any of the foregoing and (g) any other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction worldwide.

“Intervening Event” means any event or development material to the Company and first occurring or arising after the date of this Agreement and prior to the Company Stockholder Approval, to the extent, that such event or development was not known by, or reasonably foreseeable to, the Company’s board of directors prior to the date hereof; provided, however, that in no event shall the following events or developments constitute an Intervening Event: (i) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof, (ii) any events or developments relating to Parent or Sub or any of their affiliates or Financing Sources or any competitor of the Company or (iii) changes in the market price or trading volume of the equity securities of the Company, any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency, any changes in any analyst’s recommendations or ratings with respect to the Company (it being understood that the exceptions in this clause (iii) shall not prevent or otherwise affect the underlying cause of any such event or development referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (i) through (ii)) from being taken into account in determining whether an Intervening Event has occurred).

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter (without independent investigation), and (b) with respect to Parent, the actual (but not constructive or imputed) knowledge of the directors and officers of Parent or Sub (without independent investigation).

“Law” means any federal, state, local or foreign law, statute, code, directive, common law, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree, in each case, of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Losses” means any and all losses, liabilities, claims, demands, judgments, damages, fines, suits, actions, costs and expenses (including fees and expenses of counsel).

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement (1) commencing on the date the Company shall have delivered to Parent the Required Information (and throughout which such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which they were made, not misleading); provided that, if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with the foregoing requirements unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within four (4) business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered); (2) as of the first day and throughout such fifteen (15) consecutive Business Day period, nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.01(d), Section 6.02(a) or Section 6.02(b) to fail to be satisfied; and (3) as of the first day and throughout such fifteen (15) consecutive Business Day period, the Company’s independent accountants shall not have withdrawn any audit opinion with respect to any year-end audited financial statements included in the Required Information; provided, that the Marketing Period shall end on any earlier date on which the Debt Financing is consummated; provided, further, that (a) if the Marketing Period has not been completed on or prior to December 16, 2016, the Marketing Period shall commence no earlier than January 3, 2017, (b) if the Marketing Period has not been completed on or prior to August 18, 2017, the Marketing Period shall commence no earlier than September 5, 2017, (c) November 23, 2016, November 25, 2016, May 26, 2017 and July 3, 2017 shall not constitute Business Days for purposes of this definition of Marketing Period and (d) if the Marketing Period has not ended by the date four (4) Business Days prior to the Outside Date, then the Marketing Period shall end on such date.

“NYSE” means the New York Stock Exchange.

“Order” means any order, verdict, decision, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Entity, whether preliminary, interlocutory or final.

“Parent Termination Fee” means an amount in cash equal to $230,000,000.00.

“Patents” means United States and non-United States patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures and industrial designs.

“Payroll Agent” means the payroll agent of the Company.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that the Company or any Company Subsidiary is permitted to incur under Section 5.01, (d) Liens for which either affirmative title insurance coverage, bonding or an indemnification in favor of the Company or Company Subsidiary that is the titleholder to the subject property or Parent has been obtained and is in effect, (e) easements and other matters shown by the public records, and any matters not of record that would be disclosed by an accurate survey or an inspection of the subject property (other than such matters that, individually or in the aggregate, materially adversely impair title to or the current use of the subject real property), (f) title to any portion of the premises lying within the right of way or boundary of any public road or private road, easement or right of way, (g) rights of third parties under Real Property Leases of the Lessor Leased Real Property, (h) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes and zoning regulations (to the extent binding on the applicable real property), which are not violated in any material respect by the current use or occupancy of the applicable real property or the business operated thereon, (i) Liens created by or resulting from any litigation or legal or administrative proceeding which is not otherwise a violation of the representations set forth in Article IV, (j) all other matters and exceptions not specifically addressed above set forth in any title insurance policies or commitments, if any, made available to Parent prior to the date of this Agreement, and (k) Liens not created by the Company or any Company Subsidiary that affect the underling fee interest of any Leased Real Property.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Personal Information” means, in addition to any definition provided by the Company or any Company Subsidiary for any similar term (e.g., “personally identifiable information” or “PII”) in any Privacy Policy, all information regarding or capable of being associated with an individual consumer or device, including information that identifies, could be used to identify or is otherwise identifiable with an individual, including the individual’s name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number) and any other data used to identify or contact an individual.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping leaching or migration of any Hazardous Substance into the environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Substance).

“Sanctioned Country” means, at any time, a country or territory that is a target of comprehensive Sanctions (as of the date hereof, Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of Ukraine).

“Sanctioned Person” means, at any time, (i) any person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce or the U.S. Department of State; or (ii) any other Persons that are targets of U.S. government restrictions of a similar nature.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by OFAC, the U.S. Department of Commerce or the U.S. Department of State.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software programs, including databases, tool sets, compilers, higher level or “proprietary” languages, middleware, application programming interfaces, programming tools, software implementations of algorithms, models and methodologies and files, documentation and materials (including programmers’ notes and source code annotations, user manuals and training materials) relating to any of the foregoing, whether in source code or object code form.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the “present fair saleable value” of such person’s total assets exceeds the value of such person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage, and (c) such person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a written Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) that did not result from a breach of Section 5.03 and was made by any person on terms that the Company’s board of directors (or any committee thereof) determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and considering all financial, legal, financing and other aspects of such Competing Proposal (including the financing terms thereof, the conditionality and the timing and likelihood of consummation of such Competing Proposal and any changes to this Agreement that may be proposed by Parent in response to such Competing Proposal), (a) is reasonably likely to be consummated and (b) would be more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (including taking into account any applicable Company Termination Fee).

“Tax” and “Taxes” means (i) any and all taxes of any kind, including federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, levy, tariff, governmental fee or other like assessment or charge, together with any interest, fine, penalty, addition to tax or additional amount, imposed by any Governmental Entity, whether disputed or not, and (ii) any liability for amounts described in the foregoing clause (i) imposed under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise (other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes).

“Tax Return” means any return, report, form or similar statement filed or required to be filed with respect to any Tax including any election, information return, claim for refund, amended return or declaration of estimated Tax, including any statements, schedules or attachments thereto.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

“Trademarks” means United States, state and non-United States trademarks, service marks, trade names, designs, logos, slogans, trade styles, trade dress, brand names, product names, service names, and other words, names, symbols, designs and other designations that serve as source identifiers, including any common law rights, all goodwill associated with or appurtenant to any of the foregoing, and pending registrations and applications to register the foregoing.

“U.S. Company Benefit Plan” means any Company Benefit Plan that primarily covers current or former employees, officers, directors, or consultants of the Company or any Company Subsidiary (who are natural persons or personal services entities) based within the United States and/or that is governed by the Laws of the United States.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Banking Purchase Agreement	Section 5.06(f)
Alternative Banking Business Transaction	Section 5.06(f)
Alternative Financing	Section 5.07(b)
Antitrust Laws	Section 3.05(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Book-Entry Shares	Section 2.01(a)(i)
Certificate	Section 2.01(a)(i)
Certificate of Merger	Section 1.03
Change of Company Recommendation	Section 5.03(c)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company 401(k) Plan	Section 5.11(e)
Company Bylaws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employees	Section 5.11(a)
Company Financial Statements	Section 3.07
Company Material Contract	Section 3.19(c)
Company Options	Section 2.03(a)
Company Permits	Section 3.06(a)
Company Preferred Stock	Section 3.02(a)
Company Recommendation	Section 5.04(c)
Company Registered IP	Section 3.18(a)
Company SEC Documents	Section 3.07
Company Stockholder Approval	Section 3.23
Company Stockholder Meeting	Section 5.04(c)
Competing Proposal Information	Section 5.03(b)
D&O Insurance	Section 5.09(b)
Debt Commitment Letter	Section 4.07(a)
Debt Financing	Section 4.07(a)
Definitive Debt Financing Agreements	Section 5.07(a)
DGCL	Recitals
Dissenting Shares	Section 2.04
Dissenting Stockholder	Section 2.04
Effective Time	Section 1.03
Equity Commitment Letter	Section 4.07(a)
Equity Financing	Section 4.07(a)
Equity Financing Source	Section 4.07(a)
Exchange Fund	Section 2.02(a)

Fee Letter	Section 4.07(a)
Financing	Section 4.07(a)
Financing Commitments	Section 4.07(a)
Financing Sources	Section 4.07(a)
Financing Uses	Section 4.07(b)
Indemnified Liabilities	Section 5.09(a)
Indemnified Party	Section 5.09(a)
Intervening Event Notice	Section 5.03(e)(i)
Intervening Event Period	Section 5.03(e)(i)
IRS	Section 3.13(a)
IT Systems	Section 3.18(d)
Leased Real Property	Section 3.16(b)
Lessee Leased Real Property	Section 3.16(b)
Lessor Leased Real Property	Section 3.16(b)
Match Period	Section 5.03(d)(ii)
Merger	Recitals
Merger Consideration	Section 2.01(a)(i)
Multiemployer Plan	Section 3.13(d)
New Debt Commitment Letter	Section 5.07(b)
New Fee Letter	Section 5.07(b)
Notice of Change of Recommendation	Section 5.03(d)(ii)
Option Payments	Section 2.03(a)
Outside Date	Section 7.01(b)
Owned Real Property	Section 3.16(a)
Parent	Preamble
Parent 401(k) Plan	Section 5.11(e)
Parent Disclosure Letter	Article IV
Paying Agent	Section 2.02(a)
Permit	Section 3.06(a)
Privacy Policies	Section 3.18(e)
Proceeding	Section 3.12
Prohibited Financing Amendments	Section 5.07(a)
Proxy Statement	Section 3.08
Real Property Lease	Section 3.16(b)
Related Parties	Section 8.06(b)
Required Consents	Section 3.05(a)
Required Information	Section 5.07(d)
RSU	Section 2.03(b)
RSU Award	Section 2.03(b)
Sarbanes-Oxley Act	Section 3.07
Shares	Section 2.01(a)(i)
Significant Subsidiary	Section 3.01(d)
Specified Date	Section 3.02(a)
Sub	Preamble
Surviving Corporation	Section 1.01
Tail Cap	Section 5.09(b)

Takeover Statute	Section 3.22
Treasury Regulation	Section 2.05
Voting Agreements	Recitals
World’s Foremost Bank	3.15(c)